Nordson

FOCUSED ON GROWTH AND PERFORMANCE



2011 Nordson Corporation Annual Report

We are Focused on Growth and Performance



DIFFERENTIATED TECHNOLOGY
APPLICATION EXPERTISE
GLOBAL REACH
DIRECT CUSTOMER SALES & SERVICE
CONTINUOUS IMPROVEMENT
COMMUNITY SUPPORT

About Nordson

Founded in 1954, Nordson Corporation (Nasdaq: NDSN) delivers precision technology solutions to help customers succeed worldwide. The company engineers, manufactures and markets differentiated products and systems used for adhesive, coating, sealant and biomaterial dispensing, fluid management, testing and inspection, UV curing, and surface treatment, all supported by application expertise and direct global sales and service. Nordson serves a wide variety of consumer non-durable, durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, construction, and general product assembly and finishing.

Nordson's strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, Nordson markets its products through a network of direct operations in more than 30 countries. Consistent with this strategy, 75 percent of Nordson's sales are generated from outside the United States. Principal facilities are located in the United States in California, Colorado, Georgia, Minnesota, New Jersey, Ohio and Rhode Island, as well as in Belgium, China, Germany, India, Japan, the Netherlands and the United Kingdom.

Financial Highlights

Dollar amounts in thousands except per share amounts.

SALES
(IN MILLIONS)


$1,250
$1,200
$1,000
$800
$600
$400
$200
07
08
09
10
11
US
International

OPERATING PROFIT
(IN MILLIONS)


$350
$275
$200
$125
$50
26%
22%
18%
14%
10%
15%
17%
14%
23%
26%
07
08
09*
10
11
Operating Margin
Operating Profit

DILUTED EARNINGS
(PER SHARE)


$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$1.33
$1.71
$1.16
$2.46
$3.25
07
08
09*
10
11

OPERATIONS	2011	2010	2009
Sales	$ 1,233,159	$ 1,041,551	$ 819,165
Net income (loss)	$ 222,364	$ 168,048	$ (160,055)
Goodwill and long-lived asset impairment charges	$ 1,178	$ —	$ 237,927
Adjusted net income[1]	$ 223,545	$ 168,048	$ 77,872
Average number of common shares and common-share equivalents (000s)	68,425	68,442	67,129
Diluted earnings (loss) per share, as reported	$ 3.25	$ 2.46	$ (2.38)
Adjusted diluted earnings per share[1]	$ 3.27	$ 2.46	$ 1.16
Dividends per share	$ 0.44	$ 0.39	$ 0.36875
FINANCIAL POSITION			
Working capital	$ 294,796	$ 259,117	$ 190,249
Total assets	$ 1,304,450	$ 986,354	$ 890,674
Long-term debt	$ 313,459	$ 96,000	$ 152,260
Total shareholders' equity	$ 571,323	$ 505,072	$ 369,976
RATIOS			
Current	2.62	2.35	2.22
Total net debt to total capital	0.33	0.11	0.27
Return on average shareholders' equity	39 %	40 %	13 %*
Return on average invested capital	35 %	32 %	10 %*
OTHER			
Employees	4,094	3,680	3,681
Shares outstanding (000s)	65,601	67,871	67,356
Market value per share at fiscal year end	$ 46.37	$ 39.01	$ 26.39

[1] Non-GAAP Disclosure Reconciliation — Adjusted (non-GAAP) net income (loss) and adjusted diluted earnings per share are measures of earnings that differ from net income (loss) and diluted earnings per share measured in accordance with generally accepted accounting principles (GAAP). Adjusted net income (loss) and adjusted diluted earnings per share exclude goodwill and long-lived asset impairment charges. Management believes that both adjusted net income (loss) and adjusted diluted earnings per share assist in understanding the results of operations of Nordson Corporation. In addition, management and the board evaluate results using both adjusted and non-adjusted results.

* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

Note: Diluted earnings per share, number of shares and dividends per share have been restated to give effect to a two-for-one stock split in 2011.


Michael F. Hilton
President and Chief Executive Officer

LETTER TO OUR SHAREHOLDERS

Nordson delivered record performance in 2011 by continuing to excel in the critical areas that provide value to our customers and set us apart from the competition: specifically, differentiated technology, unparalleled application expertise, direct sales and service, a global presence, a culture of continuous improvement, disciplined spending and a team that consistently executes at the highest level. I congratulate our global team for their outstanding efforts over the past year, and I am pleased to report that we are well positioned for 2012 and beyond.

2011 PERFORMANCE HIGHLIGHTS

- Sales grew to $1.2 billion, an all-time record and an increase of 18 percent from a year ago. For the second consecutive year, sales improved by double digit percentages in all segments and geographies.
- We complemented strong organic growth with the acquisition of three high performing companies, Micromedics, Verbruggen and Value Plastics Inc., all of which provide multiple opportunities for expansion.
- Gross margin improved to 61 percent as we effectively leveraged our global capability.
- Operating margin reached 26 percent, surpassing the very strong level of a year ago.
- Net income for the year was $3.25 per diluted share, the highest level in our history and an improvement of 32 percent over 2010.
- We generated free cash flow before dividends of $227 million.
- Our balance sheet remains strong and we have significant capacity for ongoing investments to drive growth.
- We continued to return value directly to our shareholders. The 13 percent increase in our annual dividend marks the 48th consecutive year we have increased our dividend. This record ranks Nordson 15th among publicly traded companies for the longest running record of annual increases. We also continued to repurchase Nordson shares opportunistically throughout the year.
- Return on average invested capital was 35%.
- Total shareholder return for the year was 20%.

Multiple Paths for Growth

Nordson grew its business this year through strong execution along multiple paths. Continued innovation, new applications, expanded participation in key niches, and geographic penetration enabled us to grow organically, while strategic acquisitions added to our momentum.

Committed to Innovation - Innovation helps us create our own growth. As we create new "must-have" products that deliver greater speed, precision or efficiency, customers see value in investing. Throughout Nordson, we are focused on accelerating new product development to generate new business faster. In Adhesive Dispensing, MiniBlue II applicators and SureBead dispensing guns and modules are enabling customers in a variety of end markets to increase their speed and become more efficient in their production processes. In Advanced Technology, dual-acting jet dispensing systems, desktop dispensers, high resolution x-ray inspection systems and advanced bondtesters are solidifying Nordson's position as the preferred supplier in electronics and related high tech applications. And in Industrial Coating, the introduction of tiered powder coating systems with a range of features is winning converts in numerous emerging markets. These and other examples of winning technology are highlighted throughout this annual report.

Expanding Applications and Geographies - In addition to product innovation, we continue to grow by expanding the suite of applications which we serve. Light emitting diodes (LEDs), microelectromechanical systems (MEMS), solar energy, medical, and general product assembly are among several areas where Nordson is finding opportunity and winning in the market. Growing disposable income in the emerging economies of China, Brazil, eastern Europe and others is driving strong demand for Nordson solutions in consumer non-durables (packaging and nonwovens), consumer durables (appliances, furniture, lawn and garden) and technology (mobile phones, tablets and other devices). Overall, the combination of newer application niches and geographic expansion coupled with our existing leadership positions in developed markets is providing Nordson with opportunities to consistently outpace macroeconomic growth.

Acquisitive Growth - We also continued to execute on our acquisition strategy this year, closing on three transactions. Two of these businesses support our strategic objective of building upon our medical platform while adding significant growth prospects, technology and recurring revenue to our portfolio. The third provides an excellent entry into the rapidly growing flexible packaging market and is a natural complement to our existing leadership position in rigid packaging applications.

Micromedics Inc. is a leader in single-use dispensing components for applying biomaterials that control bleeding, aid wound healing and support related medical procedures. Value Plastics is a leader in single-use fluid connection components used primarily in critical flow control applications for healthcare and medical device markets. Both of these businesses have generated outstanding growth over an extended period by providing differentiated, highly engineered, single-use, precision molded plastic components that are delivered through a highly efficient sales process and supported by exceptional customer service. This model represents the same highly successful approach that we employ within our Nordson EFD product line today. By leveraging our global distribution network, Nordson expects to accelerate the strong growth of these acquisitions outside their current, largely domestic geographies. And in the case of Value Plastics, major growth opportunities also exist beyond the medical space, where Nordson's existing industrial sales channels provide a ready path to new customers.

Additional growth comes through the acquisition of Verbruggen, a leading manufacturer of flat dies and co-extrusion equipment for the multi-layer flexible packaging industry. Like Nordson, Verbruggen occupies a strategic place in the packaging supply chain, providing key value-added equipment to OEMs. The combination of Nordson's global footprint and Verbruggen's differentiated technology will enable us to capture multiple new opportunities as flexible packaging continues to grow worldwide.

Continued Performance Enhancements

We combined our strong top line growth with continuous improvement efforts to deliver the most profitable year in Nordson's history. This year's operating margin of 26 percent of sales exceeded the strong level of a year ago and is 9 percentage points above our pre-recession peak. This new level reflects maintenance of the structural changes we made throughout the business in 2009, continued discipline around spending, and our global team's ongoing focus on efficiency.

More specifically, we continued to execute on numerous project-specific and sustaining efforts in the areas of supply chain optimization, low cost country sourcing, customer and product segmentation, business localization, and talent management. The launch of our newly created corporate-level Continuous Improvement team added momentum to these efforts and enhances our ability to add value to our customers.

We've made excellent progress this year. In our Adhesive Dispensing business, we are consolidating four U.S. facilities into two. This restructuring will result in significant cost savings and better align manufacturing with engineering to improve our ability to respond to customers. In Suzhou, China, we are expanding operations to improve service levels and to provide a platform for developing tiered products more specifically tailored to the region's needs. In our back office, we completed the integration of our U.S. and international information systems. This unified system is providing more consistent and readily available data at a lower cost for faster and better decision making at all levels of the organization. We have also completed successful pilot projects around segmentation that will simplify our product offering and match it more specifically to distinct customer needs, and we have reinvigorated our talent management efforts to ensure development of an even deeper pool of future leaders.

Our corporate Continuous Improvement team is collaborating with the business segments on many of these initiatives while also identifying other areas to drive performance over the long run. In particular, this team is tasked with improving efficiency in five key value streams that flow throughout Nordson's global organization: Idea to Commercialization (innovation and engineering processes); Opportunity to Cash (marketing, sales, customer service and technical support processes); Demand to Deliver (supply chain, manufacturing, distribution and logistics processes); Business Intelligence (business analytics and information systems); and Finance & Controlling (global accounting and financial processes). As these efforts become embedded within the organization, we expect continuing benefits over a sustained period of time.

Built for the Long Term

Nordson's future is bright. We see multiple opportunities to drive our current strong performance to even higher levels. Though the near term global macroeconomic outlook remains somewhat unclear, we expect to deliver another solid performance in 2012. Should macroeconomic conditions deteriorate, Nordson is positioned to endure such headwinds better than many. Geographically, a significant portion of our revenues are tied to emerging regions, where growth rates continue to outpace those of more mature regions. In terms of end markets, our position in recession resistant consumer non-durables, such as packaging and nonwovens, provides additional stability. And from a product mix perspective, approximately 40 percent of revenues come from repeat purchases of maintenance parts and consumables. Continuous improvement efforts should accelerate productivity and help solidify performance. We are also adept at managing discretionary spending, and have previously demonstrated the ability to react quickly in this area on a global scale if necessary.

Going forward, we are relentlessly focused on our strategic priorities to continue producing long term gains. These priorities remain:

- **Enhancing and maintaining our core businesses within each segment.**
- **Further penetration of emerging markets through new products, applications and tiering.**
- **Accelerating growth in market adjacencies, such as medical and flexible packaging.**
- **Supplementing organic growth by continued execution of our acquisition strategy.**
- **Further optimizing the business to deliver enhanced performance.**
- **Reinvesting in technology to expand our market leading positions.**
- **Enhancing our organizational capability to support global growth.**

Our global team is focused on these priorities and continues to execute with energy and commitment. Customers worldwide continue to respond to our value proposition, and we continue to meet their needs more effectively and efficiently than our competitors. We are well positioned for continued success, and we expect our ongoing focus on performance to translate into continued top quartile total shareholder return. On behalf of all of my Nordson colleagues, I thank you for your investment in Nordson.

Sincerely,

Michael F. Hilton, President and Chief Executive Officer
Westlake, Ohio
January 23, 2012

Worldwide Operations

USA

California
Carlsbad
Concord
Fremont

Colorado
Ft. Collins

Florida
St. Petersburg

Georgia
Dawsonville
Duluth
Norcross
Swainsboro

Minnesota
St. Paul

New Jersey
Robbinsville

Ohio
Amherst
Westlake (HQ)

Rhode Island
East Providence

Americas

Brazil
São Paulo

Canada
Laval
Toronto

Colombia
Envigado

Mexico
Guadalajara
Mexico City
Monterrey
Queretaro



Europe/Africa

Austria
Vienna

Belgium
Brussels

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bugival
Lagny Sur Marne

Germany
Erkrath
Kirchheim unter Teck
Lüneburg
Munich

Italy
Segrate

Netherlands
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Nogueira da Mala
Porto

Russia
Moscow
St. Petersburg

South Africa
Cape Town
Durban
Johannesburg

Spain
Valencia

Sweden
Malmö

Switzerland
Münchenstein

United Kingdom
Aylesbury
Colchester
Dunstable
Milton Keynes
Stockport

Asia Pacific

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Dongguan
Guangzhou
Shanghai
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Penang
Pulau Pinang
Selangor

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Seongnam City

Japan

Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

Major manufacturing locations italicized

IN FOCUS: Adhesive Dispensing Systems

ADS combined innovative products, application expertise, direct sales and service, emerging market expansion and continued business optimization to deliver a record year.



APPLICATION EXPERTISE

This diaper manufacturing line relies on precision Nordson equipment to dispense adhesives, lotions, fragrances, antimicrobials and related materials at extreme speeds. In emerging regions, penetration of baby diapers and feminine hygiene products remains low, providing Nordson with solid growth opportunities. In developed regions, continued advancements in our products give customers reasons to upgrade existing equipment. In all cases, Nordson offers the industry's most complete combination of technology, application know-how, service and locally available parts.



ACQUISITIVE GROWTH

The acquisition of Verbruggen launches Nordson into the rapidly growing flexible packaging space. Verbruggen flat dies and coextrusion products, pictured here, are the critical components for generating the thin layers of material used to construct flexible bags, pouches and wraps. Flexible packaging end markets include food and beverage, health and beauty, pharmaceuticals and many others. Nordson's global presence and knowledge of the related rigid packaging industry should accelerate Verbruggen's growth beyond its current European base.



DIRECT GLOBAL SUPPORT

Nordson hot melt adhesive dispensing equipment is the standard for packaging OEMs and end users worldwide. Our expertise encompasses a wide range of applications including convenience food and beverage packaging, corrugated box sealing, container and bottle labeling, and pallet stabilization. We retain our market leadership position through a value proposition focusing on innovation, reliability and direct service that increases customer productivity, reduces material use and improves product performance.

Global Growth and Innovation

ADS continued to be the partner of choice worldwide for manufacturers of consumer non-durable products. Our ability to serve all portions of the value chain, including both OEMs and end users, with highly reliable products, direct sales and service, and readily available replacement parts, continues to differentiate us from our competitors.

In the packaging space, we are winning with recently introduced products such as self-cleaning SureBead® dispense guns and high performance MiniBlue® II applicators. Our OptiBond™ solutions reduce consumption of adhesives by dispensing these materials in an intermittent stitched pattern compared to a traditional single continuous bead. In addition to our leadership in rigid packaging applications, we expanded into the rapidly growing flexible packaging industry with the acquisition of Verbruggen. This company's precision flat dies and coextrusion equipment are the critical components in the creation of multi-layered bags, wraps and pouches used in a variety of packaging applications.

Another area of strength for Nordson is nonwovens, including production of baby diapers, feminine hygiene and related products. Innovations such as our patented Universal™ TruFlow Adhesive System flow-monitoring and control package helps customers minimize ramp-up time and variance in adhesive volume for fewer product rejects and less waste and downtime. And our VersaDrum® Bulk Melter reduces customer maintenance and labor costs by delivering automatic adhesive system filling capability.

Nordson is also capitalizing on significant opportunities in the area of general product assembly, such as window frames, solar panels, furniture, vehicle components and many others. Newer technology, such as our Unity PURJet 30 system, is expanding our reach into additional applications such as keypad assembly for mobile phones and lens bonding of consumer electronic devices. PURJet is the first dispensing solution to apply jetting technology to polyurethane (PUR) hot melt adhesives, allowing users to lower assembly cycle times while producing more durable products.

Finally, we continue to generate growth through execution of our product tiering strategy. By offering a selection of modified, though still high-performing, versions of our premium products, we are meeting the varying needs of a wider level of manufacturers, especially in emerging markets.

Operating Excellence

Continuous business optimization remains a focus as we strive to build on our current high levels of performance. For example, this year we began an initiative to improve the efficiency of our U.S. operations further, in which four facilities will be consolidated into two. One facility will be dedicated to higher volume, standard products and the other to lower volume, engineered-to-order products. Expected benefits include engineering and manufacturing synergies, efficiencies associated with machining and assembly integration, reduced facility and equipment maintenance costs, improved logistics and faster customer response times.

Other efforts are centered around product rationalization. Our multi-pronged approach in this area includes greater emphasis on market, customer and application segmentation, faster identification of underperforming products, enhanced product life cycle management and improved multi-generational product planning. Sustaining our aftermarket position is also a priority, as we continue to introduce proprietary, value-add spare parts. In addition, we continue to improve efficiency through regional sourcing efforts for selected materials.

Future Focus

With an emphasis on delivering value to the customer, ADS sees a future filled with opportunity. Development of our next generation packaging and nonwovens equipment is underway, with features and benefits that will enable current customers to upgrade and new customers to invest. We are very well positioned in emerging markets, where a rapidly expanding middle class is driving demand for packaged foods and other convenience items. We are also bullish on general product assembly opportunities, as adhesives are increasingly viewed as an alternative to traditional mechanical fasteners. We will continue to supplement organic growth with acquisitions as we identify attractive targets in flexible packaging and other adjacent niches. From an operating perspective, we will continue to implement a variety of continuous improvement initiatives driven by Lean and Six Sigma methodologies. In all geographies, we remain committed to deepening the experience and capability of our employees at all levels of the organization. We are confident that the combination of top line growth and increasing operational efficiency will continue to deliver superior operating performance over the long term.

2011 PERFORMANCE

SALES IN MILLIONS

$612

YEAR OVER YEAR SALES GROWTH

16%

OPERATING MARGIN

34%



PRODUCT INNOVATION

Polyurethane (PUR) hot melt adhesives continue to gain popularity for their strength, durability, and resistance to heat, cold, and water. They are used with wood, paper, glass, metal and most plastics in an array of assembly applications. Nordson's new Unity™ PURJet 30 system allows for the "jetting" of these adhesives at up to 125 dots per second. Customers benefit from reduced assembly times and greater product yields.

IN FOCUS: Advanced Technology Systems

ATS combined technology-driven organic growth, strategic acquisitions and continuous improvement initiatives to deliver a record year in sales and operating margin.



INNOVATIVE SOLUTIONS

Conformal coating of printed circuit boards protects against moisture, dust, chemicals, and temperature extremes to ensure the robust performance of electronic devices. Nordson ASYMTEK's innovative new Select Coat® SC-280 uses patented dispensing technology to apply conformal coating material in a controlled, uniform film rather than as an atomized spray. Customers employing our solution increase their productivity and reduce their material costs.



PRECISION TECHNOLOGY

Nordson DAGE inspection technology delivers crystal clear computerized tomography images, such as this one illustrating the gold wire connections in a semiconductor device. Electronics manufacturers rely on such images during assembly processes to detect faults, improve product quality and enhance their production yields. Increasingly sophisticated product architectures should only continue to drive demand for our solutions.



ACQUISITIVE GROWTH

The Value Plastics acquisition expands Nordson's medical offering. The company's single-use fluid connection components are critical to applications including anesthesia, cardiovascular surgery, cataract surgery and blood management. Nordson sees multiple new geographic and industrial opportunities to accelerate Value Plastics' strong record of double digit growth, and several soon to be introduced products will significantly expand our addressable market.



DIVERSE APPLICATIONS

Physicians rely on Nordson MICROMEDICS' dual and single syringe applicators like these to apply fibrin tissue sealant, thrombin, concentrated plasma gel and other biomaterials to control bleeding and aid wound healing. Demand for bioapplicators is expected to continue growing at excellent rates, driven by the introduction of new procedures and materials and expansion in emerging markets. Our newest innovation in this space is OsteoXpress™, a device which delivers allograft, autograft or synthentic bone graft materials during orthopedic surgery.

2011
PERFORMANCE

SALES IN MILLIONS

$439

YEAR OVER YEAR SALES GROWTH

19%

OPERATING MARGIN

26%


PICO
Nordson

PRODUCT PERFORMANCE

Nordson EFD dispensing technology, at work here in a mobile device keypad manufacturing process, is critical to product assembly in a wide range of electronic, industrial, medical, energy and related markets. This new PICO non-contact dispensing system combines high production speed with exceptional deposit accuracy and process control.

Technology-Driven Growth

Leading-edge technology remained the key to our success in our core electronics end markets in 2011. Our value proposition of increasing line speeds, reducing material use and enhancing product quality continued to resonate with manufacturers of smart phones, tablets and related devices, especially as consumers continue to demand smaller, feature-rich products that depend on complex, Nordson-enabled chip architectures. Within our dispensing platform, Nordson ASYMTEK continued to innovate. For example, the new Select Coat SC-280 Film Coater improves material use by 30% to 50% in conformal coating applications. Sales in our Nordson EFD product line also continued to be robust, as our Optimum line of consumable syringe barrel systems remained the world standard for dispensing quality, consistency and reliability.

In the test and inspection space, Nordson DAGE remained the industry leader. Its new Diamond FP x-ray system employs flat panel detectors to deliver significant enhancements to image quality. Likewise, Nordson YESTECH's new FX SL system delivers high speed automated optical inspection of solder and lead defects in printed circuit boards. Our surface treatment technologies were also in demand, as Nordson MARCH introduced its FlexTRAK-WF plasma system for low cost, high performance wafer processing.

ATS also continued to diversify beyond electronics, and our medical platform gained momentum. Nordson MICROMEDICS continued to drive sales of its single-use biomaterial applicators and also successfully introduced its new OsteoExpress bone graft delivery device. And near the end of the year, we announced the acquisition of Value Plastics, Inc., a leading designer and manufacturer of precision engineered, plastic molded, single-use fluid connection components used primarily in critical flow control applications for medical markets. We also continued to find profitable niches in our core medical business including dental molds and device assembly.

Continuous Improvement

ATS drove record margins by leveraging top line growth and improving performance through footprint optimization, low cost country sourcing, customer and product segmentation, and business localization. In Suzhou, China for example, we have expanded operations to improve service levels and to provide a platform for developing tiered products more specifically tailored to the region's needs.

Our new customer center in Dongguan, China provides additional capability for equipment demonstrations, application engineering support, training, sales, and service. We have also added to our senior leadership team in the Asia Pacific region to provide greater leverage and coordination around the entire product portfolio.

We have been diligent in maintaining recent cost reductions while executing on additional opportunities for improvement. Our focus on low cost country sourcing of various components continues to improve our cost position. Continued flexibility in our production and assembly functions allow us to respond quickly to rapid changes in demand. Deeper opportunities for employing Lean and Six Sigma continue to emerge. Pilot programs to refine customer and product segmentation are providing additional prospects for improving profitability. Several of these continuous improvement efforts are in early stages which should bode well for the coming years.

Future Focus

Driven by our continuous introduction of new technology, we are well positioned to capitalize on multiple profitable growth opportunities going forward. In the electronics space, the demand for mobile devices is expected to continue expanding at a rapid pace. Underlying trends, such as the conversion of traditional wire bonded chips to flip chip architectures, favor our solutions. We also continue to see solid growth in other related niches such as MEMs, hard disk drives, peripherals and LEDs. Our global reach will allow us to support customers as they expand into eastern Europe and greater Asia. And no other single supplier is able to match Nordson's full suite of dispensing, surface treatment and test and inspection solutions.

We will also continue to build out our medical platform. Macro trends, including aging populations, newer surgical procedures, and expanding health care services in emerging markets, make this an attractive space for Nordson for years to come. Solar, general mechanical assembly and other emerging applications are providing additional avenues for us to grow.

We will continue to supplement these organic growth opportunities through strategic acquisitions that fit our business model and to which we can add value. Additional focus on continuous improvement and deepening of our bench strength in every region should enable ATS to continue performing at a high level.

IN FOCUS: Industrial Coating Systems

ICS significantly increased profitability from the level of a year ago with an increasingly efficient organization focused on capturing returning demand in targeted global end markets.



FOCUSED ON CUSTOMER PRODUCTIVITY

Our ColorMaxE powder spray system, shown here coating lawn mower frames, is an efficient, complete and quick color-change powder application and recovery system. The fully integrated approach of the ColorMax system substantially reduces labor cost, downtime and material waste in multi-color powder coating applications. With this enhanced operating flexibility, customers can manage smaller batches and a wide range of colors to fit just-in-time production schedules and meet zero inventory requirements.



APPLICATION EXPERTISE

Nordson continues to find excellent niche opportunities for its dispensing technology in the automotive industry. Our Swirl™ Applicator Nozzle is ideal for a variety of applications including door panel reinforcement (shown here), sound deadening, seam sealing and hem flange sealing. This innovative product applies adhesives and sealants in swirl spray patterns ranging from less than 1 inch to over 5 inches in width. Compared with extrusion or spray methods, our swirling technology delivers fine edge definition for more precise material application and consistent coverage. Customers benefit from lower material usage and increased productivity.



PRECISION AND SPEED

Nordson is the world leader in beverage and food container coating, as the speed and dependability of our solutions drive customer productivity. Our MEG® II compact electric gun delivers fast, accurate application of coatings to two- and three-piece cans. The gun's rapid response delivers more open time during each spray cycle, and its cool operation minimizes film build-up inside the gun, reducing maintenance. Combined with our application expertise, this sophisticated technology enables customers to coat up to 300 cans per minute. *(Photo courtesy of Rexam LLC)*

2011
PERFORMANCE

SALES IN MILLIONS

$183

YEAR OVER YEAR SALES GROWTH

24%

OPERATING MARGIN

15%


Encore
Nordson

PRODUCT LEADERSHIP

Product enhancements continue to drive customers toward our solutions. The new manual Encore™ LT powder spray gun offers excellent features, robust performance, and a lightweight design operators prefer. And for Encore automatic guns, our new all-digital, easy-to-operate, energy efficient and modular control system provides precision operating parameters for repeatable and reliable performance.

Global Growth and Innovation

ICS' offering of superior technology backed by direct sales, service and application expertise generated solid growth across all of the segment's product lines in 2011. Powder coating continued to be the segment's largest product line. Manufacturers of a variety of non-durable goods such as appliances, furniture, and agricultural equipment continued to turn to our solutions. Typical is our Prodigy® system with high density low volume technology which improves application speeds, enables quick color change, reduces downtime and is easier to use. We continued to expand powder technology into newer applications, such as pipe coating for the oil and gas industry. Our development of a mobile pipe booth is meeting customer demand for a system that can be deployed to multiple locations as needed, and the industry is following our safety lead on open booth technology. We also continued to capitalize in emerging markets, where our tiered product offering is enabling us to match a variety of features with specific customer needs. We continued our investments in people and capability to meet demand in these regions. Our liquid coating product line remains complementary to our powder offering, and adds other profitable niches for us to develop.

In our container coating product line, the trend toward fewer but more efficient and specialized high speed can plants plays to Nordson's technology and application strengths. We are well positioned as large customers invest in new plants in Brazil, China and other emerging regions. We also continue to expand our suite of applications in this market.

Recovery among carmakers drove significant growth in our automotive product line. Recapitalization in established markets and expansion in emerging markets generated demand for our systems in window glass, body panel and structural component applications.

We also delivered an excellent year in our UV curing product line, capturing business in semiconductor applications while securing promising new wins in plastic decorating and the curing of non-glare films for windows and monitors.

Operational Efficiency

Strong top line growth coupled with a highly efficient organization continued to drive ICS profitability to new levels. Segment operating margin increased by 5 percentage points over the previous year, as we maintained previous improvements and continued to implement new initiatives.

For example, we continue to optimize the product portfolio by obsoleting low volume, low margin products, a process which also streamlines inventories. Our focus on more standardized systems is minimizing engineering resources and reducing the cost of quality while shortening installation and start-up times for customers. We also continue to migrate material sourcing to low cost regions. These procurement efforts have enabled us to maintain or reduce cost levels.

We remain sharply focused on Lean while adding new tools such as Six Sigma to drive efficiencies and expand productivity of all areas of the business. Changes in manufacturing and other processes are removing waste and freeing resources, giving us additional capacity for new product development and other growth related activities. We also continue to optimize our global footprint, ensuring resources and capabilities are best matched to existing customer needs and newer growth opportunities.

Future Focus

The future is bright for ICS, with multiple opportunities for profitable growth. The largest opportunities continue to be in emerging markets, where an expanding middle class is driving demand for durable goods manufactured with Nordson equipment. We are well positioned in these regions with production capability and direct sales and service. We will continue to execute on our product tiering strategy to provide appropriately-featured solutions for varying levels of customer need. Technology development will remain a priority, as will further implementation of continuous improvement initiatives. At the same time, we have identified multiple opportunities to supplement our existing capabilities and expand into related niches through acquisitions. Overall, we will maintain our focus on customer service and operating efficiency to generate steady growth and solid profitability over economic cycles. We remain confident in our ability to deliver on these goals.

Corporate Philosophy

Corporate Purpose
Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

Corporate Goals
Nordson operates to create balanced, long-term benefits for all our constituencies.

Shareholders
Our corporate goal for growth is to deliver top quartile total shareholder return. While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson understands that every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers
We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised. We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Employees
Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities
Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees work.

Nordson is committed to contributing approximately 5 percent of domestic pre-tax earnings to support charitable activities, with a focus on education and communities where the company has major facilities. Our employees also show their support by volunteering through Nordson's Time 'n Talent program. In 2011, 1,295 volunteers spent approximately 6,000 hours strengthening their communities and supporting individuals and families in need.



GIVING BACK


SECOND HAR
FOOD BANK
OF NORTH CENTRAL

Sustainability

As derived from our Corporate Philosophy, Nordson is committed to conducting business in a manner consistent with the objectives of sustainable development, carefully balancing economic success with social commitment and environmental stewardship.

Social Commitment

Nordson operates a multi-faceted program in support of communities where it has major operations.

Financial Contributions - Nordson contributes a significant amount of its domestic pre-tax earnings to charitable endeavors every year. Through the Nordson Corporation Foundation, we provide grants to numerous non-profit organizations annually, especially those focused on education. In addition, the company operates a Matching Gifts Program that matches director, employee and retiree donations to non-profit organizations and schools. Nordson also provides numerous in-kind donations. In 2011, Nordson expanded its giving internationally, with Nordson operations in Brazil, China and the United Kingdom initiating support for their local communities.

Time 'n Talent Employee Volunteer Program - Nordson's Time 'n Talent Volunteer Program encourages volunteerism by providing all employees, retirees and their families opportunities to participate in volunteer activities which address needs in our communities. Since the program's inception in 1993, Nordson employees have volunteered tens of thousands of hours in a wide scope of activities.

Environmental Stewardship

Nordson strives to be a clean and quiet neighbor. We are committed to meeting or exceeding all applicable international, federal, state and local environmental regulations, monitoring how our operations impact the environment, and striving for continuous improvements. We also research and invest in new technologies that enhance our efficiency and environmental performance in a manner that is feasible and practical for our business.

In addition, we encourage employees to conduct business activities in an environmentally responsible manner not only in the workplace, but at home. Our environmental stewardship efforts continue to evolve and encompass a variety of activities.

Facilities/Operations - Our approach is illustrated by our global headquarters in Westlake, Ohio, which opened in 2010 and is built to Leadership in Energy and Environmental Design (LEED) specifications. Environmental benefits of the facility include preservation of natural space, limited storm water generation, reduced heat island effects, reduced water use and optimized energy use. Ongoing energy reduction programs at all Nordson facilities include retrofitting of more efficient lighting and programmable thermostats, and the use of power on demand for manufacturing equipment where feasible.

Waste and Recycling - Ongoing programs in this area include the use of reusable crates and dissolvable packing materials, proper disposal of hazardous waste, and recycling programs for paper and cardboard, metals, glass, food and beverage containers, and electronic equipment.

Product and Packaging Design - This effort includes the design of next generation equipment that allows customers to achieve higher yields and reduce waste. Our focus on precision solutions also enables customers to use less material (adhesives, coatings) in their processes. We also restrict the use of environmentally harmful compounds in our materials and manufacturing processes, we strive to optimize the energy efficiency of our products and systems, and we promote the proper collection, recycling and recovery of discarded products.

For more information on Nordson corporate sustainability, please visit **www.nordson.com/givingback** and **www.nordson.com/responsibility**


GREGORY A. THAXTON
Senior Vice President,
Chief Financial Officer


FISCAL 2011 SALES
15%
36%
49%
43%
40%
17%
26%
25%
9%
8%
32%
BY SEGMENT
Adhesive Dispensing Systems
Advanced Technology Systems
Industrial Coating Systems
BY PRODUCT TYPE
Standard Product
Engineered Systems
Parts & Consumables
BY GEOGRAPHY
U.S.A
Americas
Europe
Japan
Asia Pacific

FINANCIAL FOCUS

Nordson delivered record results in 2011.

During fiscal year 2011 we continued to leverage our winning business model, resulting in record operating performance for the year. Our global team continued to excel by focusing on customer needs across the broad range of industries we serve, including durable, non-durable, and technology end markets. Overall, sales increased 18 percent over 2010, with all segments and geographies generating double digit growth. We continue to operate with increasing efficiency, as sales per employee increased 12 percent in 2011 compared to 2010.

Gross margin improved to 61 percent as we continued to drive cost reduction efforts and manufacturing efficiencies. With our growth in sales and disciplined approach to spending, we generated operating profit of $316 million, and operating margin increased to 26 percent of sales, the highest level in more than 30 years. As an indicator of our enhanced efficiency, operating profit per employee improved by 27 percent over 2010. Return on average invested capital was a strong 35 percent for the year, and diluted earnings per share grew 32 percent over the previous year to a record $3.25.

The combination of revenue growth, strong profitability and an asset light business model generated a high level of free cash: $227 million before dividends in 2011, or 102 percent of net income, representing strong cash conversion.

This level of cash enables Nordson to fund multiple strategic initiatives, including re-investments in the core business, acquisitions, share repurchases and dividends. We increased our annual dividend this year by 13 percent, making this the 48th consecutive year Nordson has raised its annual dividend and placing us in an elite group of only 15 public companies with such a record. In addition, our balance sheet remains strong, with a net debt to EBITDA ratio of well under 1.

All the elements of Nordson's business model drive outstanding total shareholder return. We have performed in the top quartile for this measure, as compared against relative indices over one, three, five and ten year periods.

Going forward, we remain focused on growth and performance. With multiple avenues for growth, experienced leadership, a compelling customer value proposition, a culture of continuous improvement and a team that continually executes at a high level, our future remains bright.

SALES PER EMPLOYEE
(IN THOUSANDS)


CAGR = 5%
$350
$300
$250
$200
$150
07 08 09 10 11

GROSS MARGIN


56% 56% 57% 60% 61%
60%
55%
50%
45%
40%
07 08 09 10 11

OPERATING PROFIT PER EMPLOYEE (IN THOUSANDS)


CAGR = 20%
$85
$70
$55
$40
$25
07 08 09* 10 11

* Excludes non-cash charges for impairment of goodwill and other long lived assets

RETURN ON AVERAGE INVESTED CAPITAL[1]


40%
30%
20%
10%
07 08 09* 10 11

[1] Net income, plus net interest expense, net of tax, divided by average invested capital

* Excludes non-cash charges for impairment of goodwill and other long lived assets in FY09

CONSISTENT DIVIDEND RECORD


Dividend increased 48 consecutive years
15th among US public companies.
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
64 68 72 76 80 84 88 92 96 00 04 08 11

CUMULATIVE TOTAL RETURN


Assumes $100 invested on November 1, 2001.
Assumes dividend reinvested.
Fiscal year ending Oct. 31, 2011. Source: Morningstar
$490
$440
$390
$340
$290
$240
$190
$140
$90
01 02 03 04 05 06 07 08 09 10 11
S&P Midcap 400
S&P Midcap 400 Industrial Machinery
S&P 500 Industrial Machinery
Nordson Corporation

11 Year Summary

OPERATING DATA[a]	2011	2010	2009	2008
Sales	$ 1,233,159	$ 1,041,551	$ 819,165	$ 1,124,829
Cost of sales	484,727	419,937	350,239	494,394
% of sales	39	40	43	44
Selling and administrative expenses	429,489	384,752	337,294	434,476
% of sales	35	37	41	39
Severance and restructuring costs	1,589	2,029	16,396	5,621
Goodwill and long-lived asset impairments	1,811	–	243,043	–
Operating profit (loss)	315,543	234,833	(127,807)	190,338
% of sales	26	23	(16)	17
Income (loss) from continuing operations	222,364	168,048	(160,055)	117,504
% of sales	18	16	(20)	10

FINANCIAL DATA[a]	2011	2010	2009	2008
Working capital	$ 294,796	$ 259,117	$ 190,249	$ 180,317
Net property, plant and equipment, and other non-current assets	827,493	535,323	544,003	782,356
Total invested capital[b]	853,071	567,323	508,989	847,253
Total assets	1,304,450	986,354	890,674	1,166,669
Long-term liabilities	550,966	289,368	364,276	388,561
Shareholders' equity	571,323	505,072	369,976	574,112
Return on average invested capital - %[c]	35	32	10[d]	15
Return on average shareholders' equity - %[e]	39	40	13[f]	20

PER SHARE DATA[a][g]	2011	2010	2009	2008
Average number of common shares	67,616	67,610	67,129	67,492
Average number of common shares and common-share equivalents	68,425	68,442	67,129	68,613
Basic earnings (loss) per share from continuing operations	$ 3.29	$ 2.49	$ (2.38)	$ 1.74
Diluted earnings (loss) per share from continuing operations	3.25	2.46	(2.38)	1.71
Dividends per common share	0.44	0.39	0.36875	0.365
Book value per common share	8.71	7.44	5.49	8.52

(a) See accompanying Notes to Consolidated Financial Statements.
(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.
(c) Income from continuing operations, plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash), plus average quarterly equity over five accounting periods.

2007	2006	2005	2004	2003	2002[h]	2001
$ 993,649	$ 892,221	$ 832,179	$ 771,450	$ 659,616	$ 627,619	$ 705,954
439,804	379,800	362,824	334,302	291,297	294,149	317,652
44	43	44	43	44	47	45
401,294	362,179	337,782	318,562	286,900	273,139	315,622
40	41	41	41	43	44	45
409	2,627	875	–	2,028	2,499	13,355
–	–	–	–	–	–	–
152,142	147,615	130,698	118,586	79,391	57,832	59,325
15	17	16	15	12	9	8
90,692	97,667	84,510	68,307	41,807	25,008	24,512
9	11	10	9	6	4	3
$ 180,010	$ 105,979	$ 66,442	$ 167,362	$ 67,708	$ 93,226	$ 158,524
801,916	475,586	476,810	476,276	489,436	489,899	500,276
846,911	498,978	492,927	518,378	533,080	551,541	653,405
1,211,840	822,890	790,417	840,548	766,806	764,472	862,453
450,809	151,037	212,340	240,305	257,035	314,235	395,074
531,117	430,528	330,912	403,333	300,109	268,890	263,726
14	21	18	15	10	6	7
19	26	21	19	15	9	10
67,094	66,729	71,437	70,978	67,405	66,766	65,454
68,363	68,361	73,054	73,093	67,798	67,380	66,099
$ 1.35	$ $ 1.46	$ 1.18	$ 0.96	$ 0.62	$ 0.37	$ 0.37
1.33	1.43	1.16	0.93	0.62	0.37	0.37
0.35	0.335	0.3225	0.3125	0.3025	0.285	0.28
7.88	6.44	5.03	5.56	4.41	4.00	3.98

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.
(e) Income from continuing operations as a percentage of average quarterly shareholders equity over five accounting periods.
(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.
(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.
(h) 2002 includes an inventory write-down of $11.4 million, which is included in cost of sales.

SHAREHOLDER INFORMATION

Dividend Information and Price Range for Common Shares

Following is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2011 and 2010.

Fiscal Quarter	Dividend Paid	Common Share Price High	Common Share Price Low
2011			
First	$0.105	$47.58	$38.06
Second	$0.105	$58.75	$47.56
Third	$0.105	$59.01	$48.98
Fourth	$0.125	$50.50	$37.21
2010			
First	$0.095	$31.94	$26.05
Second	$0.095	$37.96	$27.11
Third	$0.095	$36.87	$27.39
Fourth	$0.105	$39.88	$31.64

Source: NASDAQ OMX

Research Firms

The following firms provide research data on Nordson Corporation:

Barrington Research	BB&T Capital Markets
BMO Capital Markets	CJS Securities
Janney Capital Markets	KeyBanc Capital Markets
Longbow Research	Sidoti & Company

Stock Listing Information

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

Annual Shareholders' Meeting

Date: February 28, 2012
Time: 8:30 a.m.
Location: Atlanta Marriott Alpharetta,
5750 Windward Parkway, Alpharetta, GA 30005

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940

Overnight deliveries:
250 Royall Street
Canton, MA 02021

+1.800.622.6757 (U.S., Canada, Puerto Rico)
+1.781.575.4735 (Non U.S.)
Internet inquiries: www.computershare.com/investor

Dividend Reinvestment Program

Nordson's Dividend Reinvestment Program provides shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact Computershare.

Electronic Dividend Payments

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge. For information about this service, please contact Computershare.

Nordson online

Nordson's web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also webcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Form 10-K/Financial Reports

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available on our web site at www.nordson.com/investors. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to:

James R. Jaye,
Director, Communications and Investor Relations
Nordson Corporation
28601 Clemens Road, Westlake, Ohio 44145
+1.440.414.5639
jim.jaye@nordson.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road **Westlake, Ohio**	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580

(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares with no par value

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq Stock Market) as of April 29, 2011 was approximately $3,670,599,000.

There were 65,343,146 Common Shares outstanding as of November 30, 2011.

Documents incorporated by reference:

Portions of the Proxy Statement for the 2012 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Item 1. Business

General Description of Business

Nordson engineers, manufactures and markets differentiated products and systems used for adhesive, coating, sealant and biomaterial dispensing, fluid management, testing and inspection, curing, and surface treatment, backed with application expertise and direct global sales and service. Nordson serves a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing.

Our strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, 75 percent of our revenues are generated outside the United States.

We have 4,094 employees worldwide. Principal manufacturing facilities are located in the United States in California, Colorado, Georgia, Minnesota, New Jersey, Ohio and Rhode Island, as well as in Belgium, China, Germany, India, the Netherlands and the United Kingdom.

Corporate Purpose and Goals

We strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Although every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter, we do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean and Six Sigma initiatives to continuously improve our processes.

We are an equal opportunity employer.

We are committed to contributing approximately five percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where we have major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales
In accordance with accounting standards, we have reported information about our three operating segments. This information is contained in Note 16 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses
We engineer, manufacture and market differentiated products and systems used for precision dispensing, testing and inspection, fluid management, surface treatment and curing. Our technology-based systems can be found in manufacturing facilities around the world producing a wide range of goods for consumer durable, consumer non-durable and technology end markets. Equipment ranges from single-use components to manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We market our products in the United States and in more than 50 other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers. We create value for our customers by developing solutions that increase uptime, enable faster line speeds and reduce consumption of materials.

The following is a summary of the products and markets served by our operating segments:

1. Adhesive Dispensing Systems

This segment delivers our proprietary precision dispensing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

- ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
- ***Packaging*** — Automated adhesive dispensing systems used in the food and beverage and packaged goods industries. Key strategic markets include food packages and wrappers and drink containers.
- ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products and for use in the paper and paperboard converting industries. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture, solar energy, and the manufacturing of bags, sacks, books, envelopes and folding cartons.
- ***Web Coating and Extruding*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible packaging industries. Key strategic markets include carpet, labels, tapes, textiles, and flexible pouches and wraps.

2. Advanced Technology Systems

This segment integrates our proprietary product technologies found in progressive stages of a customer's production process, such as surface preparation, precisely controlled dispensing of material onto the surface, bond testing and X-ray inspection to ensure quality. This segment primarily serves the specific needs of electronics, medical and related high-tech industries.

- ***Surface Preparation*** — Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries. Key strategic markets include contact lenses, electronics, medical instruments and devices, printed circuit boards and semiconductors.
- ***Dispensing Systems*** — Controlled manual and automated systems for applying materials in customer processes typically requiring extreme precision and material conservation. These systems include piezoelectric and motionless two-component mixing dispensing systems. Key strategic markets include aerospace, biomaterial application, electronics (cell phones, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, micro electronic mechanical systems (MEMS), and tablets), general industrial, life sciences (dental and medical devices, including pacemakers and stents), light emitting diodes (LED) and solar energy.
- ***Fluid Management*** — Precision engineered, plastic molded, single use fluid connection components used in critical medical and industrial flow control applications. Key strategic markets include anesthesia, cardiovascular and ophthalmic surgery, blood management, pneumatic control systems, water treatment, and analytical instrumentation.
- ***Bond Testing and Inspection Systems*** — Bond testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include electronics (desktop, netbook and notebook computers, digital music players, mobile phones and tablets), light emitting diodes (LED), printed circuit board assemblies and semiconductor packages.

3. Industrial Coating Systems

This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, finishes, sealants and other materials, and curing and drying of dispensed material. This segment primarily serves the consumer durables market.

- ***Automotive*** — Automated and manual dispensing systems used to apply materials in the automotive, heavy truck and recreational vehicle manufacturing industries. Key strategic markets include powertrain components, body assembly and final trim applications.
- ***Container Coating*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty coatings, semiconductor materials and paints. Key strategic markets include electronics, containers, and durable goods products.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment, pipe coating, and wood and metal shelving.

Manufacturing and Raw Materials

Our production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. We have principal manufacturing operations in the United States in Amherst, Ohio; Norcross, Swainsboro and Dawsonville, Georgia; Carlsbad, California; Ft. Collins, Colorado; St. Paul, Minnesota; Robbinsville, New Jersey and East Providence, Rhode Island; as well as in Temse, Belgium; Shanghai and Suzhou, China; Luneburg, Germany; Bangalore, India; Maastricht, the Netherlands and in Aylesbury, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings, tubing and pellets. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

We maintain procedures to protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A Risk Factors.

Our intellectual property portfolios include valuable patents, trade secrets, know-how, domain names, trademarks and trade names. As of October 31, 2011, we held 380 United States patents and 790 foreign patents and had 187 United States patent applications and 741 foreign patent applications pending, but there is no assurance that any patent application will be issued. We continue to apply for and obtain patent protection for new products on an ongoing basis.

Patents covering individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. Our current patent portfolio has expiration dates ranging from November 2011 to December 2035. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country. We believe, however, that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.

We believe our trademarks are important assets and we aggressively manage our brands. We also own a number of trademarks in the United States and foreign countries, including registered trademarks for Nordson, Asymtek, ColorMax, Control Coat, Dage, EFD, and Saturn and various common law trademarks which are important to our business, inasmuch as they identify Nordson and our products to our customers. As of October 31, 2011, we had a total of 988 trademark registrations in the United States and in various foreign countries.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. Although in aggregate our intellectual property is important to our operations, we do not believe that the loss of any one patent, trademark, or group of related patents or trademarks would have a material adverse effect on our results of operations or financial position of our overall business.

Seasonal Variation in Business

Generally, the highest volume of sales occurs in our fourth quarter due in large part to the timing of customers' capital spending programs. First quarter sales volume is typically the lowest of the year due to customer holiday shutdowns.

Working Capital Practices

No special or unusual practices affect our working capital. However, we generally require advance payments as deposits on customized equipment and systems and, in certain cases, require progress payments during the manufacturing of these products. We have initiated a number of new processes focused on reduction of manufacturing lead times. These initiatives have resulted in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers

We serve a broad customer base, both in terms of industries and geographic regions. In 2011, no single customer accounted for five percent or more of sales.

Backlog

Our backlog of open orders increased to approximately $131,000 at October 31, 2011 from approximately $128,000 at October 31, 2010. The amounts for both years were calculated based upon exchange rates in effect at October 31, 2011. The increase can be traced primarily to acquisitions completed during the year. All orders in the 2011 year-end backlog are expected to be shipped to customers in 2012.

Government Contracts

Our business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions

Our equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing, coating, testing and inspection, and fluid management techniques. Any production process that requires surface preparation or modification, application of material to a substrate or surface, curing, testing and inspection, or fluid management is a potential use for our equipment.

Many factors influence our competitive position, including pricing, product quality and service. We enjoy a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to our leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development

Investments in research and development are important to our long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses were approximately $26,997 in 2011, compared with approximately $23,835 in 2010 and $25,528 in 2009.

Environmental Compliance

We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material effect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that could require us to incur costs and expenses that may have a material effect, but cannot be presently anticipated.

We believe that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from our operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Compliance with federal, state and local environmental protection laws during 2011 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees

As of October 31, 2011, we had 4,094 full- and part-time employees, including 137 at our Amherst, Ohio, facility who are represented by a collective bargaining agreement that expires on November 3, 2013. No material work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information

Our proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as ours, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements.

The significant risk factors affecting our operations include the following:

Changes in United States or international economic conditions could adversely affect the profitability of any of our operations.

In 2011, 25 percent of our revenue was derived from domestic customers, while 75 percent was derived from international customers. Our largest markets include appliance, automotive, construction, container, electronics assembly, food and beverage, furniture, life sciences and medical, light emitting diodes (LED), metal finishing, nonwovens, packaging, paper and paperboard converting and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, either globally, regionally or in the markets in which we sell products could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the euro, the yen, the pound sterling and the Chinese yuan. Any significant change in the value of the currencies of the countries in which we do business against the United States dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The majority of our consolidated revenues in 2011 were generated in currencies other than the United States dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into United States dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the United States dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success will continue to depend to a significant extent on the continued service of our executive management team and the ability to recruit, hire and retain other key management personnel to support our growth and operational initiatives and replace executives who retire or resign. Failure to retain our leadership team and attract and retain other important management and technical personnel could place a constraint on our global growth and operational initiatives which could lead to inefficient and ineffective management and operations, which would likely harm our revenues, operations and product development efforts and eventually result in a decrease in profitability.

The inability to continue to develop new products could limit our revenue and profitability.

Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness.

The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including "total indebtedness" to "consolidated trailing earnings before interest taxes depreciation and amortization" (EBITDA) both as defined in the credit facility, and consolidated trailing EBITDA to consolidated trailing interest expense as defined in the credit facility.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed credit if they become undercapitalized.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

Our recent historical growth has depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of our acquisition strategy is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, the amortization of acquisition-acquired assets, or possible future impairments of goodwill or intangible assets associated with the acquisition.

We may also face liability with respect to acquired businesses for violations of environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities associated with environmental laws.

Our inability to protect our intellectual property rights could adversely affect product sales and financial performance.

Difficulties in acquiring and maintaining our intellectual property rights could also adversely affect our business and financial position. Our performance may depend in part on our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement. These activities involve complex and constantly evolving legal, scientific and factual questions and uncertainties. Our ability to compete effectively with other companies depends in part on our ability to maintain and enforce our patents and other proprietary rights, which are essential to our business. These measures afford only limited protection and may not in all cases prevent our competitors from gaining access to our intellectual property and proprietary information.

Litigation has been and may continue to be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. If a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we have been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If we are unable to timely obtain licenses on reasonable terms, we may be forced to cease selling or using any of our products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties. This may not always be possible or, if possible, may be time consuming and expensive. Intellectual property litigation, whether successful or unsuccessful, could be expensive to us and divert some of our resources. Our intellectual property rights may not be as valuable as we believe, which could result in a competitive disadvantage or adversely affect our business and financial performance.

Political conditions in foreign countries in which we operate could adversely affect us.
We conduct our manufacturing, sales and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States. In 2011, approximately 75 percent of our total sales were to customers outside the United States. We expect that international operations and United States export sales will continue to be important to our business for the foreseeable future. Both sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- international customers with longer payment cycles than customers in the United States;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from foreign labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

We could be adversely affected by rapid changes in interest rates.
Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2011, we had $319,156 of total debt and notes payable outstanding, of which 60 percent was priced at interest rates that float with the market. A one percent increase in the interest rate on the floating rate debt in 2011 would have resulted in approximately $785 of additional interest expense. A higher level of floating rate debt would increase the exposure to changes in interest rates. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our principal properties as of October 31, 2011.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio[1, 2, 3]	A manufacturing, laboratory and office complex	585,000
Norcross, Georgia[1]	A manufacturing, laboratory and office building	150,000
Dawsonville, Georgia[1]	A manufacturing, laboratory and office building	134,000
East Providence, Rhode Island[2]	A manufacturing, warehouse and office building	116,000
Duluth, Georgia[1]	An office and laboratory building	110,000
Carlsbad, California[2]	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey[2]	A manufacturing, warehouse and office building (leased)	88,000
Swainsboro, Georgia[1]	A manufacturing building	59,000
Ft. Collins, Colorado[2]	A manufacturing, warehouse and office building (leased)	42,000
Vista, California[2]	A manufacturing building (leased)	41,000
St. Paul, Minnesota[2]	A manufacturing, warehouse and office building (leased)	27,000
Westlake, Ohio	Corporate headquarters	28,000
Luneburg, Germany[1]	A manufacturing and laboratory building	130,000
Shanghai, China[1, 3]	A manufacturing, warehouse and office building (leased)	92,000
Erkrath, Germany[1,2, 3]	An office, laboratory and warehouse building (leased)	63,000
Bangalore, India[1, 2, 3]	A manufacturing, warehouse and office building	56,000
Shanghai, China[1,2, 3]	An office and laboratory building	54,000
Temse, Belgium[1]	A manufacturing, warehouse and office building (leased)	44,000
Tokyo, Japan[1, 2, 3]	An office, laboratory and warehouse building (leased)	42,000
Aylesbury, U.K.[1,2]	A manufacturing, warehouse and office building (leased)	36,000
Mexico City, Mexico[1, 2, 3]	A warehouse and office building (leased)	23,000
Suzhou, China[2]	A manufacturing, warehouse and office building (leased)	22,000
Lagny Sur Marne, France[1, 3]	An office building (leased)	17,000
Segrate, Italy[1, 3]	An office, laboratory and warehouse building (leased)	7,000
Singapore[1, 2, 3]	A warehouse and office building (leased)	6,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating Systems

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, we lease equipment under various operating and capitalized leases. Information about leases is reported in Note 6 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2011 and 2010, our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $795 and $885, respectively.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Removed and Reserved

Executive Officers of the Company

Our executive officers as of October 31, 2011, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Michael F. Hilton	57	2010	President and Chief Executive Officer, 2010 Senior Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2007 Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2006
John J. Keane	50	2003	Senior Vice President, 2005
Peter G. Lambert	51	2005	Senior Vice President, 2010 Vice President, 2005
Douglas C. Bloomfield	52	2005	Vice President, 2005
Gregory P. Merk	40	2006	Vice President, 2006
Shelly M. Peet	46	2007	Vice President, 2009 Vice President, Chief Information Officer, 2007 Director, Corporate Information Services and Chief Information Officer, 2003
Gregory A. Thaxton	50	2007	Vice President, Chief Financial Officer, 2008 Vice President, Controller, 2007 Corporate Controller and Chief Accounting Officer, 2006
Robert E. Veillette	59	2007	Vice President, General Counsel and Secretary, 2007 Secretary and Assistant General Counsel, 2002

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Our common shares are listed on the Nasdaq Global Select Market under the symbol NDSN. As of November 30, 2011, there were 1,698 registered shareholders. The table below is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2011 and 2010.

Quarters	Dividend Paid	Common Share Price	
		High	Low
2011:			
First	**$.105**	**$47.58**	**$38.06**
Second	**.105**	**58.75**	**47.56**
Third	**.105**	**59.01**	**48.98**
Fourth	**.125**	**50.50**	**37.21**
2010:			
First	$.095	$31.94	$26.05
Second	.095	37.96	27.11
Third	.095	36.87	27.39
Fourth	.105	39.88	31.64

Source: NASDAQ OMX

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number or Approximate Value of Shares That May Yet Be Purchased Under the Plans or Programs(1)
August 1, 2011 to August 31, 2011	539	$43.40	539	939
September 1, 2011 to September 30, 2011	1,186	$41.73	1,186	$89,664
October 1, 2011 to October 31, 2011	448	$41.84	448	$70,905
Total	2,173		2,173	

(1) In May 2011, the board of directors approved a stock repurchase program of up to 2,000 shares. This program was completed in September 2011, and the board of directors approved an additional repurchase program of up to $100,000. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase programs are being funded using working capital and proceeds from borrowings under our credit facilities.

Performance Graph

The following is a graph that compares the five-year cumulative return, calculated on a dividend-reinvested basis, from investing $100 on November 1, 2006 in Nordson common shares, the S&P MidCap 400 Index, the S&P 500 Industrial Machinery Index, and the S&P MidCap 400 Industrial Machinery Index.



COMPARISON OF CUMULATIVE TOTAL RETURN
DOLLARS
300
250
200
150
100
50
0
NORDSON CORPORATION
S&P MIDCAP 400
S&P 500 IND. MACHINERY
S&P MIDCAP 400 IND. MACHINERY
2006
2007
2008
2009
2010
2011

	Period Ending October 31					
Company/Market/Peer Group	2006	2007	2008	2009	2010	2011
Nordson Corporation	$100.00	$115.32	$80.62	$117.69	$176.15	$211.33
S&P MidCap 400	$100.00	$117.02	$74.35	$ 87.87	$112.15	$121.74
S&P 500 Ind. Machinery	$100.00	$125.19	$71.65	$ 95.87	$122.67	$126.92
S&P MidCap 400 Ind. Machinery	$100.00	$129.99	$75.26	$ 93.04	$120.92	$137.53

Source: Morningstar

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2011	2010	2009	2008	2007
Operating Data[a]					
Sales	**$1,233,159**	$1,041,551	$ 819,165	$1,124,829	$ 993,649
Cost of sales	**484,727**	419,937	350,239	494,394	439,804
% of sales	**39**	40	43	44	44
Selling and administrative expenses	**429,489**	384,752	337,294	434,476	401,294
% of sales	**35**	37	41	39	40
Severance and restructuring costs	**1,589**	2,029	16,396	5,621	409
Goodwill and long-lived asset impairments	**1,811**	—	243,043	—	—
Operating profit (loss)	**315,543**	234,833	(127,807)	190,338	152,142
% of sales	**26**	23	(16)	17	15
Net income (loss)	**222,364**	168,048	(160,055)	117,504	90,692
% of sales	**18**	16	(20)	10	9
Financial Data[a]					
Working capital	**$ 294,796**	$ 259,117	$ 190,249	$ 180,317	$ 180,010
Net property, plant and equipment and other non-current assets	**827,493**	535,323	544,003	782,356	801,916
Total invested capital[b]	**853,071**	567,323	508,989	847,253	846,911
Total assets	**1,304,450**	986,354	890,674	1,166,669	1,211,840
Long-term liabilities	**550,966**	289,368	364,276	388,561	450,809
Shareholders' equity	**571,323**	505,072	369,976	574,112	531,117
Return on average invested capital — %[c]	**35**	32	10[d]	15	14
Return on average shareholders' equity — %[e]	**39**	40	13[f]	20	19
Per-Share Data[a][g]					
Average number of common shares	**67,616**	67,610	67,129	67,492	67,094
Average number of common shares and common share equivalents	**68,425**	68,442	67,129	68,613	68,363
Basic earnings (loss) per share	**$ 3.29**	$ 2.49	$ (2.38)	$ 1.74	$ 1.35
Diluted earnings (loss) per share	**3.25**	2.46	(2.38)	1.71	1.33
Dividends per common share	**0.44**	0.39	0.36875	0.365	0.35
Book value per common share	**8.71**	7.44	5.49	8.52	7.88

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Net income (loss), plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash) plus average quarterly shareholders' equity over five accounting periods.

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

(e) Net income (loss) as a percentage of average quarterly shareholders' equity over five accounting periods.

(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.

(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. In October 2009, the FASB issued an accounting standard update on multiple deliverable arrangements, which we adopted on November 1, 2010. This accounting standard update establishes a relative selling price hierarchy for determining the selling price of a deliverable based on vendor specific objective evidence (VSOE) if available, third-party evidence (TPE) if vendor-specific objective evidence is not available, or best estimated selling price (BESP) if neither vendor-specific objective evidence nor third-party evidence is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, and, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2011, 2010 and 2009 were not material. The requirements of this standard did not significantly change our units of accounting or how we allocate arrangement consideration to various units of accounting. The adoption of this standard had no material impact on our financial position or results of operations.

Goodwill — Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a reporting unit's fair value using a discounted cash flow valuation methodology and compare the result against the reporting unit's carrying value of net assets. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In step one, the assumptions used for discounted cash flow, revenue growth, operating margin, and working capital turnover are based on general management's strategic plans tempered by performance trends and reasonable expectations about those trends. Terminal value calculations employ a published formula known as the "Gordon Growth Model Method" that essentially captures the present value of perpetual cash flows beyond the last projected period assuming a constant Weighted Average Cost of Capital methodology (WACC) and growth rate. For each reporting unit, sensitivity calculations vary the discount and terminal growth rates in order to provide a range of assurance that our expected assumptions are fair for detecting impairment.

Discount rates were developed using a WACC methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. For 2011, the discount rates used ranged from 10 percent to 19 percent depending upon the reporting unit's size, end market volatility, and projection risk. The calculated internal rate of return for the step one consolidated valuation was 11.3 percent, the same as the calculated WACC for total Nordson.

To test the reasonableness of the discounted cash flow valuations, we performed the control premium test, which compares the sum of the fair values calculated for our reporting units (net of debt) to the market value of equity. The control premium was negative 11 percent as of the test date of August 1, 2011 and 0 percent as of our year-end of October 31, 2011. These comparisons indicated that the discounted cash flow valuation was reasonable. In addition, indications of value derived for each reporting unit using the market approach reconciled reasonably with the results of the discounted cash flow approach.

In 2011 and 2010, the results of our step one testing indicated no impairment; therefore, the second step of impairment testing was not necessary.

In 2009, we determined that the second step of impairment testing was necessary. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon the results of our impairment testing, we recognized an impairment charge for a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616.

The excess of fair value (FV) over carrying value (CV) was compared to the carrying value for each reporting unit. Based on the results shown in the table below and based on our measurement date of August 1, 2011, our conclusion is that no indicators of impairment exist in 2011. Potential events or circumstances, such as a sustained downturn in global economies, could have a negative effect on estimated fair values.

	WACC	Excess of FV over CV	Goodwill
Adhesive Dispensing	10.0%	792%	$ 42,427
Asymtek	13.5%	2939%	$ 15,151
EFD	12.0%	92%	$297,632
Dage and YESTech	19.0%	54%	$ 14,397

We acquired Value Plastics, Inc ("Value Plastics") on August 26, 2011, subsequent to the measurement date for impairment testing. Determination of the preliminary fair value associated with this acquisition was completed with the assistance of an independent valuation specialist on October 5, 2011. Since the date of valuation, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of Value Plastics below its carrying value. For future valuation purposes, Value Plastics will be a component of EFD.

Other Long-Lived Assets — Our test for recoverability of long-lived depreciable and amortizable assets uses undiscounted cash flows. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows. The total carrying value of long-lived assets for each reporting unit has been compared to the forecasted cash flows of each reporting unit's long-lived assets being tested. Cash flows have been defined as earnings before interest, taxes, depreciation, and amortization, less annual maintenance capital spending.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) are based on the remaining useful life of the asset. We believe that the relative value of long-lived assets within each reporting unit is a reasonable proxy for the relative importance of the assets in the production of cash flow. To get to a reasonable forecast period, the aggregate net book value of long-lived assets was divided by the current depreciation and amortization value to arrive at a blended remaining useful life. Our calculations for 2011 showed the undiscounted aggregate value of cash flows over the remaining useful life for each reporting unit was greater than the respective carrying value of the long-lived assets within each reporting unit, so no impairment charges were recognized.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 26 percent of consolidated inventories at October 31, 2011, and 25 percent at October 31, 2010, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. We have historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $16,050, $16,802 and $15,740 at October 31, 2011, 2010 and 2009, respectively.

Pension Plans and Postretirement Medical Plans — The measurement of liabilities related to our pension plans and postretirement medical plans is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions, and health care cost trend rates.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 4.46 percent at October 31, 2011 and 5.21 percent at October 31, 2010. The discount rate for these plans, which comprised 79 percent of the worldwide pension obligations at October 31, 2011, was based on quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled. The weighted-average discount rate used to determine the present value of our various international pension plan obligations was 4.43 percent at October 31, 2011, compared to 4.17 percent at October 31, 2010. The discount rates used for the international plans were determined by using quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets used to determine net benefit costs was 8.25 percent in 2011 and 8.51 percent in 2010. The average expected rate of return on international pension assets used to determine net benefit costs was 4.84 percent in 2011 and 4.85 percent in 2010.

The assumed rate of compensation increases used to determine the present value of our domestic pension plan obligations was 3.20 percent at October 31, 2011 and 3.30 percent at October 31, 2010. The assumed rate of compensation increases used to determine the present value of our international pension plan obligations was 3.16 percent at October 31, 2011, compared to 3.21 percent at October 31, 2010.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2011	$ (3,107)	$ 3,696	$ (324)	$ 405
Effect on pension obligation as of October 31, 2011	$(34,776)	$ 43,229	$(11,917)	$13,847
Expected return on assets:				
Effect on total service and interest cost components in 2011	$ (1,889)	$ 1,888	$ (302)	$ 301
Effect on pension obligation as of October 31, 2011	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2011	$ 2,816	$ (2,291)	$ 462	$ (420)
Effect on pension obligation as of October 31, 2011	$ 14,649	$(12,040)	$ 8,575	$ (7,062)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit obligation decreased from 5.25 percent at October 31, 2010 to 4.50 percent at October 31, 2011. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 9.36 percent in 2012, decreasing gradually to 5.00 percent in 2016.

For the international postretirement plan, the discount rate used to value the benefit obligation was 5.85 percent at October 31, 2011 and 5.75 percent at October 31, 2010. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 7.00 percent in 2012, decreasing gradually to 3.50 percent in 2031.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2011	$ (628)	$ 753	$ (9)	$ 11
Effect on postretirement obligation as of October 31, 2011	$ (10,119)	$12,871	$ (135)	$ 181
Health care trend rate:				
Effect on total service and interest cost components in 2011	$ 871	$ (688)	$ 19	$ (14)
Effect on postretirement obligation as of October 31, 2011	$ 11,804	$ (9,476)	$ 174	$ (132)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in 2012 are expected to be approximately $7,000 higher than 2011, primarily due to changes in the discount rate, expected rate of return on assets and changes in demographic assumptions.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. We enter into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are not designated as hedging instruments and therefore are marked to market each accounting period, and the resulting gains or losses are included in "other-net" within other income (expense) in the Consolidated Statement of Income.

Warranties — We provide customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims. Amounts charged to the warranty reserve were $7,217, $6,068 and $3,824 in 2011, 2010 and 2009, respectively. The reserve balance was $6,528, $5,242 and $4,587 at October 31, 2011, 2010 and 2009, respectively.

Long-Term Incentive Plan (LTIP) — Under the long-term incentive plan, executive officers and selected other key employees receive share awards based solely on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are equaled or exceeded. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, reduced by the implied value of dividends not to be paid. Awards are recorded as capital in excess of stated value in shareholders' equity. The amount recorded at October 31, 2011 for the plans originating in 2009, 2010 and 2011 was $6,081.

Compensation expense attributable to all LTIP performance periods for executive officers and selected other key employees for 2011 and 2010 was $4,067 and $3,879, respectively. There was $5,014 credited to expense in 2009 due to economic effects.

2011 and 2010

Sales — Worldwide sales for 2011 were $1,233,159, an increase of 18.4 percent from 2010 sales of $1,041,551. Sales volume increased 15.2 percent, and favorable currency effects caused by the weaker U.S. dollar increased sales by 3.2 percent. Three acquisitions were made during 2011; Micromedics, Inc. ("Micromedics") and Value Plastics, which were included within the Advanced Technology Systems segment, and Constructiewerkhuizen G. Verbruggen NV ("Verbruggen"), which was included within the Adhesive Systems segment. The effect on sales volume of these acquisitions, less sales associated with UV graphic arts and lamps product lines divested in 2010, was less than one percent.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excluding Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $611,911 in 2011, an increase of $86,621, or 16.5 percent, from 2010 sales of $525,290. The increase was the result of a sales volume increase of 12.1 percent and favorable currency effects that increased sales by 4.4 percent. The sales volume increase generated by the Verbruggen acquisition was less than one percent. Sales volume increased in all geographic regions and was particularly strong in the Americas region. Sales increased in both consumer non-durable and consumer durable end markets.

Sales of the Advanced Technology Systems segment were $438,634 in 2011, an increase of $69,185, or 18.7 percent, from 2010 sales of $369,449. The increase was the result of a sales volume increase of 17.0 percent and favorable currency effects that increased sales by 1.7 percent. Within the segment, volume increases occurred in all geographic regions and were most pronounced in the United States. The sales volume increase generated by the Micromedics and Value Plastics acquisitions was three percent; however, this was offset by two percent resulting from the UV graphic arts and lamps product lines divested in 2010. Higher demand for consumer electronics drove the sales increase within this segment.

In 2011, sales of the Industrial Coating Systems segment were $182,614, an increase of $35,802, or 24.4 percent, from 2010 sales of $146,812. The increase was the result of a sales volume increase of 21.4 percent and favorable currency effects that increased sales by 3.0 percent. Sales volume increased in all geographic regions and was most pronounced in the Asia Pacific and Americas regions. Within this segment, sales increased across all product lines.

Sales outside the United States accounted for 74.7 percent of our sales in 2011, up from 73.7 percent last year. Sales increased in all five geographic regions in which we operate. In the United States, sales were $312,328 in 2011, an increase of 14.1 percent from 2010. In the Americas, sales were $102,077, up 30.8 percent from 2010. Sales volume increased 27.0 percent, and favorable currency effects increased sales by 3.8 percent. In Europe, sales were $390,319 in 2011, an increase of 16.1 percent from 2010. Sales volume increased 12.0 percent, and favorable currency effects increased sales by 4.1 percent. In Japan, sales were $111,003, up 19.0 percent from 2010. Sales volume increased 9.2 percent, and favorable currency effects added 9.8 percent. In Asia Pacific, sales were $317,432 in 2011, an increase of 21.9 percent from 2010. Sales volume increased 19.0 percent, and favorable currency effects added 2.9 percent.

It is estimated that the effect of pricing on total revenue was neutral relative to 2010.

Operating profit — Cost of sales in 2011 were $484,727, up 15.4 percent from 2010. The increase compared to 2010 is due to increased sales volume. Gross margins, expressed as a percentage of sales, increased to 60.7 percent in 2011 from 59.7 percent in 2010. The gross margin percentage increase in 2011 was due to higher absorption of fixed overhead costs, low-cost sourcing, more profitable product line mix and favorable currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $429,489 in 2011, an increase of $44,737, or 11.6 percent, from 2010. The increase was largely due to the effects of acquisitions, a

$3,120 fee paid to withdraw from a multiemployer employee pension fund in Japan, and higher incentive compensation expenses resulting from a higher level of business activity in 2011. In addition, currency translation effects increased selling and administrative expenses by 2.6 percent. Selling and administrative expenses as a percentage of sales decreased to 34.8 percent in 2011 from 36.9 percent in 2010, due to the higher level of sales and the favorable effects of restructuring activities.

In 2011, restructuring initiatives were announced in the Adhesive Dispensing Systems segment that resulted in severance costs and other termination fees of $1,589. In 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in the United States and Europe was announced. Total severance and related costs of these actions were $2,029 in 2010, which were recorded in the Corporate segment.

As a result of the 2011 Adhesive Dispensing Systems segment restructuring initiatives, three facilities were written down to their fair value based on third-party appraisals. Total impairment charges for the three facilities were $1,811.

Operating profit as a percent of sales was 25.6 percent in 2011 compared to 22.5 percent in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure.

Segment operating margins in 2011 and 2010 were as follows:

Segment	2011	2010
Adhesive Dispensing Systems	34.4%	31.7%
Advanced Technology Systems	26.2%	22.8%
Industrial Coating Systems	14.8%	9.9%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each segment were favorably impacted by a weaker dollar during the year as compared to 2010.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment increased to 34.4 percent in 2011 from 31.7 percent in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure. Operating profit for 2011 included impairment losses of $1,811 on three facilities that were written down to their fair value and severance costs and other termination fees of $1,589.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 26.2 percent in 2011 compared to 22.8 percent in 2010. The current year included charges of $3,003 related to short-term inventory purchase accounting adjustments. The operating profit increase was primarily due to higher sales volume supported by a more efficient cost structure.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 14.8 percent in 2011 compared to 9.9 percent of sales in 2010. The increase was primarily due to higher sales volume supported by a more efficient cost structure.

Interest and other income (expense) — Interest expense in 2011 was $5,069, a decrease of $1,194, or 19.1 percent, from 2010. The decrease was primarily due to lower borrowing levels and lower interest rates in 2011. Other income in 2011 was $3,518 compared to $1,930 in 2010. Included in these amounts were foreign currency gains of $2,200 in 2011 and $1,221 in 2010.

Income taxes — Income tax expense in 2011 was $92,197, or 29.3 percent of pre-tax income, as compared to $63,271, or 27.4 percent of pre-tax income in 2010.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

The 2010 effective tax rate was positively impacted by a tax benefit of $10,243 from the write-off of the tax basis in our UV graphics arts and lamps product lines. The 2010 tax rate was also positively impacted by the consolidation of certain operations and legal entities, resulting in a $3,616 tax benefit, and by the utilization of foreign operating tax loss carryforwards.

The 2010 effective rate was negatively impacted by an additional tax charge of $5,249 resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. This charge was due to a reduction in the value of a deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Net income (loss) — Net income was $222,364, or $3.25 per diluted share, in 2011, compared to net income of $168,048, or $2.46 per diluted share in 2010.

Recently issued accounting standards — In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We adopted this standard on November 1, 2010, and there were no material changes to our revenue deferral amounts.

In December 2010, the FASB issued guidance that provides requirements over pro forma revenue and earnings disclosures related to business combinations. This guidance will require disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. This guidance is effective beginning in 2012, and is not expected to have a material impact on the consolidated financial statements.

In May 2011, the FASB clarified the guidance around fair value measurements and disclosures. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion around the sensitivity of the measurements. It will be effective beginning in the second quarter of 2012. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued an Accounting Standards Update (ASU) that amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective beginning in 2013 and is not expected to impact our consolidated financial statements, as it only results in a change in the format of presentation.

In September 2011, the FASB issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.

2010 and 2009

Sales — Worldwide sales for 2010 were $1,041,551, an increase of 27.1 percent from 2009 sales of $819,165. Sales volume increased 25.5 percent, and favorable currency effects caused by the weaker U.S. dollar increased sales by 1.6 percent.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excluding Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $525,290 in 2010, an increase of $64,544, or 14.0 percent, from 2009 sales of $460,746. The increase was the result of a sales volume increase of 12.0 percent and favorable currency effects that increased sales by 2.0 percent. Sales volume increased in all geographic regions and was particularly strong in Asia Pacific.

Sales of the Advanced Technology Systems segment were $369,449 in 2010, an increase of $127,202, or 52.5 percent, from 2009 sales of $242,247. The increase was the result of a sales volume increase of 51.9 percent and favorable currency effects that increased sales by 0.6 percent. Within the segment, significant volume increases occurred in all geographic regions and were most pronounced in Asia Pacific due to higher demand in consumer electronics end markets.

In 2010, sales of the Industrial Coating Systems segment were $146,812, an increase of $30,640, or 26.4 percent, from 2009 sales of $116,172. The increase was the result of a sales volume increase of 24.6 percent and favorable currency effects that increased sales by 1.8 percent. Sales volume, which increased in all geographic regions except Japan, was most pronounced in Asia Pacific.

Sales outside the United States accounted for 73.7 percent of our sales in 2010, up from 71.4 percent last year. Sales increased in all five geographic regions in which we operate. In the United States, sales were $273,652 in 2010, an increase of 16.9 percent from 2009. In the Americas, sales were $78,058 up 28.7 percent from 2009. Sales volume increased 21.1 percent, and favorable currency effects increased sales by 7.6 percent. In Europe, sales were $336,119 in 2010, an increase of 14.0 percent from 2009. Sales volume increased 14.4 percent, and unfavorable currency effects reduced sales by 0.4 percent. In Japan, sales were $93,318, up 14.3 percent from 2009. Sales volume increased 8.4 percent, and favorable currency effects added 5.9 percent. In Asia Pacific, sales were $260,404 in 2010, an increase of 76.1 percent from 2009. Sales volume increased 73.0 percent, and favorable currency effects added 3.1 percent.

It is estimated that the effect of pricing on total revenue was neutral relative to 2009.

Operating profit — Cost of sales in 2010 were $419,937, up 19.9 percent from 2009. The increase compared to 2009 is due to increased sales volume. Gross margins, expressed as a percentage of sales, increased to 59.7 percent in 2010 from 57.2 percent in 2009. The gross margin percentage increase in 2010 was due to higher absorption of fixed overhead costs, the impact of cost reduction activities taken in 2009, more profitable product line mix and favorable currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $384,752 in 2010, an increase of $47,458, or 14.1 percent, from 2009. The increase was largely due to higher incentive compensation expenses resulting from a higher level of business activity in 2010. In addition, currency translation effects increased selling and administrative costs by 1.5 percent. Selling and administrative expenses as a percentage of sales decreased to 36.9 percent in 2010 from 41.2 percent in 2009 due to the higher level of sales and the favorable effects of restructuring activities.

On June 30, 2010, we sold our graphic arts and lamps product lines to Baldwin Technology Company, Inc. These product lines were reported in the Advanced Technology Systems segment. We recognized a pretax loss on disposition of $357, which is reflected in selling and administrative expenses in the Consolidated Statement of Income. Results of operations and net assets of the divested product lines were immaterial to our consolidated results of operations, financial position and cash flows.

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in the United States and Europe was announced. In response to the continuing economic crisis, additional cost reduction actions were taken in 2009 and 2010. Total severance and related costs of these actions were $5,561 in 2008 and $16,396 in 2009 and $2,029 in 2010. Severance costs were recorded in the Corporate segment.

In 2009, we recognized goodwill and long-lived asset impairment charges of $243,043. Of this amount, $232,789 related to goodwill, $8,282 related to indefinite lived trade name assets and $1,972 related to other long-lived assets. Additional information regarding these charges is described in the Critical Accounting Policies and Estimates section.

Operating profit as a percent of sales was 22.5 percent in 2010 compared to negative 15.6 percent in 2009. Goodwill and long-lived impairment charges accounted for 29.7 percent of the 38.1 percent change. The remainder of the change was primarily due to sales mix yielding higher gross margins, effects of cost reduction activities taken in 2008 and 2009 that resulted in operating costs increasing at a slower rate than sales, and higher severance and restructuring costs in 2009.

Segment operating margins in 2010 and 2009 were as follows:

Segment	2010	2009
Adhesive Dispensing Systems	31.7%	27.7%
Advanced Technology Systems	22.8%	(88.7)%
Industrial Coating Systems	9.9%	(5.9)%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. In 2010, operating margins for each segment were favorably impacted by a weaker dollar during the year as compared to 2009.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment increased to 31.7 percent in 2010 from 27.7 percent in 2009. The increase was primarily due to higher gross margin percentages and to sales volume increasing at a higher rate than selling and administrative expenses.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 22.8 percent in 2010 compared to an operating loss of 88.7 percent of sales in 2009. The change was due primarily to goodwill and long-lived asset impairment charges of $239,427 in 2009. Excluding these impairment charges, operating margin was 10.2 percent. The increase from 10.2 percent to 22.8 percent was primarily due to sales volume increasing at a higher rate than selling and administrative expenses.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 9.9 percent in 2010 compared to an operating loss of 5.9 percent of sales in 2009. Operating profit in 2009 included a goodwill impairment charge of $3,616. Excluding this charge, operating margin was negative 2.8 percent in 2009. The profitability improvement in 2010 was primarily due to higher gross margin percentages and to sales volume increasing at a higher rate than selling and administrative expenses.

Interest and other income (expense) — Interest expense in 2010 was $6,263, a decrease of $1,508, or 19.4 percent, from 2009. The decrease was primarily due to lower borrowing levels in 2010. Interest income was $819 in 2010, up from $492 in 2009. The increase was primarily due to a higher level of short-term investments in 2010. Other income in 2010 was $1,930 compared to $7,895 in 2009. Included in these amounts were foreign currency gains of $1,221 in 2010 and $1,571 in 2009. Other income in 2009 also included a $5,011 gain on the sale of real estate in Westlake, Ohio.

Income taxes — Income tax expense in 2010 was $63,271, or 27.4 percent of pre-tax income. Income tax expense in 2009 was $32,864. Most of the goodwill and long-lived asset impairment charges recorded in 2009 were not deductible for income tax purposes.

The 2010 effective tax rate was positively impacted by a tax benefit of $10,243 from the write-off of the tax basis in our UV graphics arts and lamps product lines. The 2010 tax rate was also positively impacted by consolidation of certain operations and legal entities, resulting in a $3,616 tax benefit, and by the utilization of foreign operating tax loss carryforwards.

The 2010 effective rate was negatively impacted by an additional tax charge of $5,249 resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. This charge was due to a reduction in the value of a deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Net income (loss) — Net income was $168,048, or $2.46 per diluted share, in 2010. This compares to a net loss of $160,055, or $2.38 per diluted share, in 2009.

Liquidity and Capital Resources

Cash provided by operating activities was $246,727 in 2011, up from $140,186 in 2010. The primary sources were net income, non-cash items and the tax benefit from the exercise of stock options, the sum of which is $251,299, compared to $213,756 in 2010. Operating assets and liabilities used $4,572 of cash in 2011 compared to $73,570 in 2010. The primary reasons for the change were a smaller increase in accounts receivable from 2010 to 2011 as compared to the increase from 2009 to 2010 and one-time postretirement payments and cash contributions to U.S. pension plans totaling $79,514 in 2010.

Cash used by investing activities was $305,506 in 2011, as compared to $41,324 in 2010. Capital expenditures were $20,239 in 2011, up from $14,317 in the prior year. Significant capital expenditures in 2011 included the continuing rollout of SAP enterprise management software, completion of our new corporate headquarters building that replaced the facility sold in 2009 and various projects that improve manufacturing and distribution operations. The acquisitions of Micromedics, Verbruggen and Value Plastics used cash of $292,980 in 2011, and the acquisition of GLT used cash of $18,576 in 2010. Cash proceeds of $7,552 were received in 2011 from the maturity of bank certificates of deposit that had been purchased in 2010 and classified as short-term marketable securities.

Cash of $50,703 was provided by financing activities in 2011, compared to cash used by financing activities of $79,275 in 2010. Included in 2011 were net short and long-term borrowings of $206,692, compared to net repayments of $45,135 in the prior year. The change is primarily due to our three acquisitions in 2011 and an increase in purchase of treasury shares from $24,935 in 2010 to $137,989 in 2011. Issuance of common shares related to employee benefit plans generated $9,652 of cash in 2011, down from $13,828 in 2010, and the tax benefit from stock option exercises was $6,924 in the current year, down from $7,798 in the prior year. These decreases were the result of fewer stock option exercises. Dividend payments were $29,838 in 2011, up from $26,439 in 2010 due to an increase in the annual dividend to $0.44 per share from $0.39 per share.

The following is a summary of significant changes by balance sheet caption from October 31, 2010 to October 31, 2011. Receivables increased due to higher accounts and notes receivable resulting from higher sales in the fourth quarter of 2011 compared to the fourth quarter of 2010. This increase was partially offset by a decrease in other receivables due to a lower value of foreign exchange contracts. The increase in inventories is due to a higher level of business activity in the fourth quarter of 2011 compared to the fourth quarter of 2010 and inventory held by three acquisitions completed in 2011. Goodwill increased primarily due to three acquisitions completed in 2011 that added $200,823 of goodwill. The increase in other intangibles — net was due to $86,237 of intangibles added as a result of the 2011 acquisitions, partially offset by $8,018 of amortization. The increase in accounts payable is primarily due to a higher level of business activity in the fourth quarter of 2011 compared to the fourth quarter of 2010 and accounts payable of three acquisitions completed in 2011. The decrease in income taxes payable is largely due to higher estimated U.S. tax payments in 2011. The increase in accrued liabilities is primarily due to accruals for salaries and incentive compensation. Current maturities of long-term debt decreased due to scheduled repayments of Senior Notes. The increase in long-term pension and retirement obligations and long-term postretirement obligations is the result of a decrease in the discount rate for U.S. plans, lower expected returns on pension assets and updated demographic assumptions. Long-term deferred tax liabilities increased primarily as a result of purchase accounting adjustments related to the 2011 acquisitions, partially offset by the tax effect of pension and postretirement amounts recorded in other comprehensive income.

In December 2008, the board of directors approved a stock repurchase program of up to 1,000 shares, and 513 shares were repurchased under this program through February 2011. In May 2011, the board of directors approved a program that replaced the December 2008 program with a new program that allowed for the repurchase of up to 2,000 shares. This program was completed in September 2011, and the board of directors approved an additional repurchase program of up to $100,000. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. During 2011, we repurchased 3,024 shares within these programs for a total amount of $134,163 using working capital and proceeds from borrowings under our credit facilities.

The following table summarizes contractual obligations as of October 31, 2011:

Obligations	**Payments Due by Period**				
	Total	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt[1]	$319,123	$ 5,664	$66,339	$21,354	$225,766
Interest payments on long-term debt[1]	11,826	4,200	3,782	2,137	1,707
Capital lease obligations[2]	12,414	5,481	6,247	686	—
Operating leases[2]	35,802	10,955	10,673	5,079	9,095
Notes payable[3]	33	33	—	—	—
Contributions related to pension and postretirement benefits[4]	14,400	14,400	—	—	—
Purchase obligations[5]	34,284	34,215	69	—	—
Total obligations	$427,882	$74,948	$87,110	$29,256	$236,568

(1) We have a $400,000 unsecured, multicurrency credit facility with a group of banks that expires in 2012 and may be increased to $500,000 under certain conditions. At October 31, 2011, $192,200 was outstanding under this facility, compared to $46,000 outstanding at October 31, 2010. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires consolidated trailing EBITDA to be at least three times consolidated trailing interest expense (both as defined in the credit agreement). At October 31, 2011, we were in compliance with all debt covenants, and the amount we could borrow under the credit facility would not have been limited by any debt covenants. Borrowings under this credit facility were classified as due after five years, because a new revolving credit agreement was entered into on December 9, 2011 that expires on December 9, 2016. See Note 21.

In 2008, we entered into a Note Purchase and Private Shelf Agreement (the Agreement) with Prudential Investment Management, Inc. The Agreement consists of a $50,000 Senior Note and a $100,000 Private Shelf Facility. The Private Shelf Facility expired in February 2011. The Senior Note bears interest at a rate of 4.98 percent and matures on February 22, 2013 and is unsecured. The Agreement contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. We were in compliance with all covenants at October 31, 2011.

On June 30, 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC. Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. This agreement contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. At October 31, 2011, $75,000 was outstanding under this facility at a fixed rate of 2.21 percent per annum. We were in compliance with all covenants at October 31, 2011, and the amount we could borrow would not have been limited by any debt covenants.

See Note 8 for additional information.

(2) See Note 6 for additional information.

(3) We have various lines of credit with foreign banks totaling $43,305, of which $43,272 was unused at October 31, 2011. See Note 7 for additional information.

(4) Pension and postretirement plan funding amounts after 2012 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time. See Note 3 for additional information.

(5) Purchase obligations primarily represent commitments for materials used in our manufacturing processes that are not recorded in our Consolidated Balance Sheet.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for 2012. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Our operating performance and balance sheet position for 2011 were both stronger than 2010, as we continued to experience excellent recovery since 2009, which was affected by disruptions in global financial markets and the general economic environment. Going forward, we are well-positioned to manage our liquidity needs that arise from working capital requirements, capital expenditures, and principal and interest payments on indebtedness. Primary sources of capital to meet these needs are cash provided by operations and borrowings under our loan agreements. In 2011, cash from operations was 20 percent of revenue, compared to 13 percent in 2010, which included voluntary contributions to our U.S. pension plans and one-time postretirement payments representing 8 percent of revenue. Funds provided by borrowings occurred under a $400,000 five-year committed revolving line of credit with a group of domestic and international banks that was set to expire in 2012. As of December 9, 2011, we replaced our existing revolving loan agreement, and balances outstanding under the prior facility were transferred to a new $500,000 unsecured multicurrency credit facility with a group of banks. This facility has a five-year term and includes a $40,000 subfacility for swing-line loans. It may be increased from $500,000 to $750,000 under certain conditions. As of October 31, 2011, we had $207,800 under the previous facility as available borrowing capacity, which has been expanded under the replacement facility. In addition, in June 2011, we entered into a $150,000 three-year Private Shelf agreement with New York Life Investment Management LLC. As of October 31, we had $75,000 borrowing capacity. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event that these financial institutions failed to remain sufficiently capitalized.

We move forward with caution in our approach to 2012, given the global economic uncertainty that is primarily due to anxiety over European sovereign debt issues. The rebound effect in order growth since 2009 has moderated to more normal business levels. Though the near- term global macroeconomic outlook remains somewhat unclear, our growth potential has been demonstrated over time from our capacity to build and enhance our core by entering emerging markets and pursuing market adjacencies. We drive value for our customers through our application expertise, differentiated technology and direct sales and service support. Our priorities also are focused on continued operational improvements by employing Lean methodologies to our business processes. We expect these efforts will provide sufficient cash from operations to meet our liquidity needs, as well as enable us to invest in the development of new applications and markets for our technologies and pursue strategic acquisition opportunities. With respect to contractual spending, the table above presents our financial obligations as $427,882, of which $74,948 is payable in 2012. In September 2011, the board of directors approved a stock repurchase program of up to $100,000. The repurchase program is being funded using working capital and proceeds from borrowings under our credit facilities. Under this authorization, the timing and actual number of shares subject to repurchase are at the discretion of management and are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for 2012 will be focused primarily upon our continued efforts to leverage our information systems platform, as well as various projects that improve manufacturing and distribution operations.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured due to fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the United States dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the dollar has a detrimental effect.

In 2011, as compared with 2010, the United States dollar was generally weaker against foreign currencies. If 2010 exchange rates had been in effect during 2011, sales would have been approximately $33,499 lower and third-party costs would have been approximately $17,872 lower. In 2010, as compared with 2009, the United States dollar was generally weaker against foreign currencies. If 2009 exchange rates had been in effect during 2010, sales would have been approximately $12,944 lower and third-party costs would have been approximately $5,208 lower. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily associated with the euro, yen and pound sterling, typically have maturities of 90 days or less, and generally require the exchange of foreign currencies for United States dollars at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of our net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2011, we did not have material foreign currency exposure.

Note 9 to the financial statements contains additional information about our foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates.

The tables that follow present principal repayments and related weighted-average interest rates by expected maturity dates of fixed-rate debt.

At October 31, 2011

	2012	2013	2014	2015	2016	There-after	Total Value	Fair Value
Annual repayments of long-term debt	**$5,664**	**$55,668**	**$10,671**	**$10,675**	**$10,679**	**$33,566**	**$126,923**	**$121,650**
Average interest rate of total borrowings outstanding during the year	**3.32%**	**3.37%**	**2.23%**	**2.24%**	**2.24%**	**2.25%**	**3.32%**	

At October 31, 2010

	2011	2012	2013	2014	2015	There-after	Total Value	Fair Value
Annual repayments of long-term debt	$14,260	$—	$50,000	$—	$—	$—	$64,260	$66,495
Average interest rate of total borrowings outstanding during the year	5.51%	4.98%	4.98%	—%	—%	—%	5.51%	

We also have variable-rate notes payable and long-term debt. The weighted average interest rate of this debt was 0.5 percent at October 31, 2011 and 0.7 percent at October 31, 2010. A one percent increase in interest rates would have resulted in additional interest expense of approximately $785 on the variable rate notes payable and long-term debt in 2011.

Inflation
Inflation affects profit margins as the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to increase productivity.

Trends
The Five-Year Summary in Item 6 documents our historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet our customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995
This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2011, 2010 and 2009 *(In thousands except for per-share amounts)*	2011	2010	2009
Sales	**$1,233,159**	$1,041,551	$ 819,165
Operating costs and expenses:			
Cost of sales	**484,727**	419,937	350,239
Selling and administrative expenses	**429,489**	384,752	337,294
Severance and restructuring costs	**1,589**	2,029	16,396
Goodwill and long-lived asset impairments	**1,811**	—	243,043
	917,616	806,718	946,972
Operating profit (loss)	**315,543**	234,833	(127,807)
Other income (expense):			
Interest expense	**(5,069)**	(6,263)	(7,771)
Interest and investment income	**569**	819	492
Other — net	**3,518**	1,930	7,895
	(982)	(3,514)	616
Income (loss) before income taxes	**314,561**	231,319	(127,191)
Income tax provision:			
Current	**91,481**	36,441	28,809
Deferred	**716**	26,830	4,055
	92,197	63,271	32,864
Net income (loss)	**$ 222,364**	$ 168,048	$(160,055)
Average common shares	**67,616**	67,610	67,129
Incremental common shares attributable to outstanding stock options, nonvested stock and deferred stock-based compensation	**809**	832	—
Average common shares and common share equivalents	**68,425**	68,442	67,129
Basic earnings (loss) per share	**$ 3.29**	$ 2.49	$ (2.38)
Diluted earnings (loss) per share	**$ 3.25**	$ 2.46	$ (2.38)
Dividends declared per common share	**$ 0.44**	$ 0.39	$ 0.36875

Basic and diluted earnings per share, average common shares and common share equivalents, and dividends declared per share have been restated to give effect to a two-for-one stock split. See Note 10 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2011 and 2010

(In thousands)

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 37,408**	$ 42,329
Marketable securities	—	7,840
Receivables — net	**254,310**	243,790
Inventories — net	**141,912**	117,721
Deferred income taxes	**35,693**	33,576
Prepaid expenses	**7,634**	5,775
Total current assets	**476,957**	451,031
Property, plant and equipment — net	**130,883**	116,395
Goodwill	**547,826**	347,326
Intangible assets — net	**120,699**	42,927
Other assets	**28,085**	28,675
	$1,304,450	$ 986,354
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	**$ 33**	$ 2,160
Accounts payable	**46,381**	40,262
Income taxes payable	**15,283**	24,336
Accrued liabilities	**101,294**	96,133
Customer advance payments	**9,375**	10,999
Current maturities of long-term debt	**5,664**	14,260
Current obligations under capital leases	**4,131**	3,764
Total current liabilities	**182,161**	191,914
Long-term debt	**313,459**	96,000
Obligations under capital leases	**5,202**	3,316
Pension and retirement obligations	**123,058**	103,327
Postretirement obligations	**71,943**	53,919
Deferred income taxes	**17,415**	9,745
Other liabilities	**19,889**	23,061
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	—	—
Common shares, no par value; 160,000 shares authorized; 98,023 shares issued at October 31, 2011 and 2010	**12,253**	12,253
Capital in excess of stated value	**272,928**	255,595
Retained earnings	**990,221**	797,695
Accumulated other comprehensive loss	**(80,012)**	(66,306)
Common shares in treasury, at cost	**(624,067)**	(494,165)
Total shareholders' equity	**571,323**	505,072
	$1,304,450	$ 986,354

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
Number of common shares in treasury			
Balance at beginning of year	**30,152**	30,667	30,607
Shares issued under company stock and employee benefit plans	**(936)**	(1,448)	(353)
Purchase of treasury shares	**3,206**	933	413
Balance at end of year	**32,422**	30,152	30,667
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 255,595**	$ 241,494	$ 244,096
Shares issued under company stock and employee benefit plans	**1,564**	(1,330)	(2,073)
Tax benefit from stock option and restricted stock transactions	**6,924**	7,798	285
Stock-based compensation	**8,845**	7,633	(814)
Balance at end of year	**$ 272,928**	$ 255,595	$ 241,494
Retained earnings			
Balance at beginning of year	**$ 797,695**	$ 656,086	$ 840,888
Net income (loss)	**222,364**	168,048	(160,055)
Dividends paid ($.44 per share in 2011, $.39 per share in 2010, and $.36875 per share in 2009)	**(29,838)**	(26,439)	(24,747)
Balance at end of year	**$ 990,221**	$ 797,695	$ 656,086
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ (66,306)**	$ (55,470)	$ (40,795)
Translation adjustments	**562**	(4,361)	40,240
Remeasurement of supplemental pension liability, net of tax of $1,648 in 2010 and $2,074 in 2009	—	(2,746)	(3,457)
Settlement loss recognized, net of tax of $(3,085) in 2010 and $(728) in 2009	—	5,126	1,188
Net prior service cost (credit) occurring during the year, net of tax of $(315) in 2011, $3 in 2010 and $(421) in 2009	**414**	18	726
Net actuarial loss occurring during the year, net of tax of $9,002 in 2011, $4,756 in 2010 and $30,339 in 2009	**(14,682)**	(8,873)	(53,372)
Balance at end of year	**$ (80,012)**	$ (66,306)	$ (55,470)
Common shares in treasury, at cost			
Balance at beginning of year	**$(494,165)**	$(484,387)	$(482,330)
Shares issued under company stock and employee benefit plans	**13,315**	20,309	5,131
Purchase of treasury shares	**(143,217)**	(30,087)	(7,188)
Balance at end of year	**$(624,067)**	$(494,165)	$(484,387)
Total shareholders' equity	**$ 571,323**	$ 505,072	$ 369,976
Comprehensive income			
Net income (loss)	**$ 222,364**	$ 168,048	$(160,055)
Translation adjustments	**562**	(4,361)	40,240
Remeasurement of supplemental pension liability, net of tax of $1,648 in 2010 and $2,074 in 2009	—	(2,746)	(3,457)
Settlement loss recognized, net of tax of $(3,085) in 2010 and $(728) in 2009	—	5,126	1,188
Net prior service cost (credit) occurring during the year, net of tax of $(315) in 2011, $3 in 2010 and $(421) in 2009	**414**	18	726
Net actuarial loss occurring during the year, net of tax of $9,002 in 2011, $4,756 in 2010 and $30,339 in 2009	**(14,682)**	(8,873)	(53,372)
Total comprehensive income (loss)	**$ 208,658**	$ 157,212	$(174,730)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2011, 2010 and 2009 *(In thousands)*	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	**$ 222,364**	$ 168,048	$(160,055)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**20,758**	22,625	26,310
Amortization	**8,018**	6,263	5,100
Goodwill and long-lived asset impairments	**1,811**	—	243,043
Provision for losses on receivables	**977**	607	1,998
Deferred income taxes	**716**	26,830	4,055
Tax benefit from the exercise of stock options	**(6,924)**	(7,798)	(284)
Non-cash stock compensation	**8,845**	7,633	(814)
(Gain)/loss on sale of property, plant and equipment	**362**	(18)	(4,324)
Loss on divestiture	**—**	357	—
Other	**(5,628)**	(10,791)	23,500
Changes in operating assets and liabilities:			
Receivables	**(4,474)**	(50,732)	42,182
Inventories	**(14,666)**	(15,004)	22,688
Other current assets	**(1,619)**	222	1,170
Other noncurrent assets	**875**	(2,837)	(872)
Accounts payable	**4,389**	7,046	(10,257)
Income taxes payable	**(1,993)**	18,170	5,456
Accrued liabilities	**3,263**	5,466	(20,766)
Customer advance payments	**(2,382)**	2,614	853
Other noncurrent liabilities	**12,035**	(38,515)	(10,306)
Net cash provided by operating activities	**246,727**	140,186	168,677
Cash flows from investing activities:			
Additions to property, plant and equipment	**(20,239)**	(14,317)	(12,514)
Proceeds from sale of property, plant and equipment	**161**	354	8,611
Sale of product lines	**—**	(990)	—
Acquisition of businesses, net of cash acquired	**(292,980)**	(18,576)	—
Proceeds from sale of (purchases of) marketable securities	**7,552**	(7,795)	(36)
Net cash used in investing activities	**(305,506)**	(41,324)	(3,939)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**190**	12,566	613
Repayment of short-term borrowings	**(2,361)**	(11,411)	(41,591)
Proceeds from long-term debt	**1,039,800**	116,000	46,200
Repayment of long-term debt	**(830,937)**	(162,290)	(132,490)
Repayment of capital lease obligations	**(4,738)**	(4,392)	(5,158)
Issuance of common shares	**9,652**	13,828	2,986
Purchase of treasury shares	**(137,989)**	(24,935)	(7,115)
Tax benefit from the exercise of stock options	**6,924**	7,798	284
Dividends paid	**(29,838)**	(26,439)	(24,747)
Net cash provided by (used in) financing activities	**50,703**	(79,275)	(161,018)
Effect of exchange rate changes on cash	**3,155**	3,961	3,306
Increase (decrease) in cash and cash equivalents	**(4,921)**	23,548	7,026
Cash and cash equivalents at beginning of year	**42,329**	18,781	11,755
Cash and cash equivalents at end of year	**$ 37,408**	$ 42,329	$ 18,781

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — Our fiscal year ends on October 31.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. In October 2009, the FASB issued an accounting standard update on multiple deliverable arrangements, which we adopted effective November 1, 2010. This accounting standard update establishes a relative selling price hierarchy for determining the selling price of a deliverable based on vendor specific objective evidence (VSOE) if available, third-party evidence (TPE) if vendor-specific objective evidence is not available, or best estimated selling price (BESP) if neither vendor-specific objective evidence nor third-party evidence is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, and, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2011, 2010 and 2009 were not material. The requirements of this standard did not significantly change our units of accounting or how we allocate arrangement consideration to various units of accounting. The adoption of this standard had no material impact on our financial position or results of operations.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $9,008, $8,267 and $6,512 in 2011, 2010 and 2009, respectively.

Research and development — Research and development costs are expensed as incurred and were $26,997, $23,835 and $25,528 in 2011, 2010 and 2009, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as nonvested (restricted) stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive. Options for 71 common shares were excluded from the 2011 calculation, and for 2010, options for 17 common shares were excluded from the calculation of diluted earnings per share, because their effect would have been anti-dilutive. When a loss is reported the denominator of diluted earnings per share cannot be adjusted for the dilutive impact of stock options and awards because doing so will result in anti-dilution. Therefore, for 2009, basic weighted-average shares outstanding are used in calculating diluted earnings per share.

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost.

Marketable securities — Marketable securities consist primarily of short-term notes with maturities greater than 90 days at date of purchase, and all contractual maturities were within one year or could be callable within one year. Our marketable securities are classified as available for sale and are recorded at quoted market prices that approximate cost.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 26 percent of consolidated inventories at October 31, 2011, and 25 percent at October 31, 2010. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $6,779 and $7,855 higher than reported at October 31, 2011 and October 31, 2010, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories. LIFO liquidations in 2009 increased cost of goods sold by $85.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-13 years

Depreciation expense is included in cost of sales and selling and administrative expenses.

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in 2011, 2010 or 2009.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill is not amortized but is subject to annual impairment testing. Our annual impairment testing is performed as of August 1. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit is less than the carrying amount of those assets.

Other amortizable intangible assets, which consist primarily of patent/technology costs, customer relationships, noncompete agreements, and trade names, are amortized over their useful lives on a straight-line basis. At October 31, 2011, the weighted average useful lives for each major category of amortizable intangible assets were:

Patent/technology costs	13.5 years
Customer relationships	19.5 years
Noncompete agreements	7.4 years
Trade names	18.1 years

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Gains and losses from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss).

Accumulated other comprehensive loss — Accumulated other comprehensive loss at October 31, 2011 and 2010, consisted of:

	2011	2010
Translation adjustments	**$ 37,040**	$ 36,478
Pension and postretirement benefit plan adjustments	**(117,052)**	(102,784)
	$ (80,012)	$ (66,306)

Warranties — Our standard warranty program provides for repair or replacement of defective products within a specified time period (generally one year) measured from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for 2011 and 2010:

	2011	2010
Balance at beginning of year	**$ 5,242**	$ 4,587
Accruals for warranties	**7,217**	6,068
Warranty assumed from acquisition	**72**	60
Warranty of divested product lines	**—**	(201)
Warranty payments	**(6,017)**	(5,210)
Currency adjustments	**14**	(62)
Balance at end of year	**$ 6,528**	$ 5,242

Presentation — Certain amounts for 2010 and 2009 have been reclassified to conform to 2011 presentation.

Note 2 — Recently issued accounting standards

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We adopted this standard on November 1, 2010, and there were no material changes to our revenue deferral amounts.

In December 2010, the FASB issued guidance that provides requirements over pro forma revenue and earnings disclosures related to business combinations. This guidance will require disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. This guidance is effective beginning in 2012, and is not expected to have a material impact on the consolidated financial statements.

In May 2011, the FASB clarified the guidance around fair value measurements and disclosures. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion around the sensitivity of the measurements. It will be effective beginning in the second quarter of 2012. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued an Accounting Standards Update (ASU) that amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective beginning in 2013 and is not expected to impact our consolidated financial statements, as it only results in a change in the format of presentation.

In September 2011, the FASB issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.

Note 3 — Retirement, pension and other postretirement plans

Retirement plans — We have funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately three years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for 2011, 2010 and 2009 was approximately $8,594, $7,945 and $7,703, respectively.

Pension plans — We have various pension plans covering a portion of our United States and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to United States plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for pension plans is as follows:

	United States		International	
	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	$237,370	$224,966	$ 71,936	$ 61,631
Service cost	6,058	5,997	2,097	1,632
Interest cost	12,008	11,883	2,973	2,791
Participant contributions	—	—	124	128
Plan amendments	5	643	(1,210)	—
Addition of plan from business combination	—	—	—	1,241
Foreign currency exchange rate change	—	—	345	(448)
Actuarial (gain) loss	21,289	18,336	(2,567)	7,966
Benefits paid	(7,781)	(24,455)	(2,337)	(3,005)
Benefit obligation at end of year	$268,949	$237,370	$ 71,361	$ 71,936
Change in plan assets:				
Beginning fair value of plan assets	$175,864	$113,356	$ 29,799	$ 28,833
Actual return on plan assets	15,946	17,266	672	994
Company contributions	672	69,697	3,788	3,446
Participant contributions	—	—	124	128
Foreign currency exchange rate change	—	—	121	(597)
Benefits paid	(7,781)	(24,455)	(2,337)	(3,005)
Ending fair value of plan assets	$184,701	$175,864	$ 32,167	$ 29,799
Funded status at end of year	$ (84,248)	$ (61,506)	$(39,194)	$(42,137)
Amounts recognized in financial statements:				
Noncurrent asset	$ —	$ —	$ 191	$ 497
Accrued benefit liability	(571)	(467)	(4)	(346)
Long-term pension and retirement obligations	(83,677)	(61,039)	(39,381)	(42,288)
Total amount recognized in financial statements	$ (84,248)	$ (61,506)	$(39,194)	$(42,137)

Benefits paid pursuant to distribution provisions of our United States plans for 2010 included lump sum settlement payments of $17,151.

	United States		International	
	2011	**2010**	**2011**	**2010**
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$136,927**	$123,449	**$14,937**	$17,486
Prior service cost (credit)	**2,035**	2,695	**(1,201)**	14
Accumulated other comprehensive (gain) loss	**$138,962**	$126,144	**$13,736**	$17,500
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 11,356**	$ 7,226	**$ 579**	$ 857
Amortization of prior service cost (credit)	**667**	666	**(98)**	5
Total	**$ 12,023**	$ 7,892	**$ 481**	$ 862

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2011	**2010**	**2011**	**2010**
Balance at beginning of year	**$126,144**	$124,496	**$17,500**	$ 9,569
Net (gain) loss arising during the year	**20,917**	15,787	**(1,773)**	8,319
Prior service cost (credit) arising during the year	**5**	643	**(1,210)**	—
Net gain (loss) recognized during the year	**(7,438)**	(6,181)	**(858)**	(369)
Settlement loss	**—**	(8,022)	**—**	(190)
Prior service (cost) credit recognized during the year	**(666)**	(579)	**(5)**	(49)
Exchange rate effect during the year	**—**	—	**82**	220
Balance at end of year	**$138,962**	$126,144	**$13,736**	$17,500

Information regarding the accumulated benefit obligation is as follows:

	United States		International	
	2011	**2010**	**2011**	**2010**
For all plans:				
Accumulated benefit obligation	**$261,767**	$223,966	**$56,529**	$55,865
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**268,949**	237,370	**64,945**	60,050
Accumulated benefit obligation	**261,767**	223,966	**54,749**	49,631
Fair value of plan assets	**184,701**	175,864	**30,185**	23,047

Net pension benefit costs include the following components:

	United States			International		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ 6,058**	$ 5,997	$ 4,177	**$ 2,097**	$ 1,632	$ 1,315
Interest cost	**12,008**	11,883	11,897	**2,973**	2,791	2,625
Expected return on plan assets	**(15,575)**	(14,716)	(11,982)	**(1,466)**	(1,348)	(1,210)
Amortization of prior service cost (credit)	**666**	579	603	**5**	49	49
Amortization of net actuarial (gain) loss	**7,438**	6,181	854	**858**	369	(19)
Settlement loss	**—**	8,022	1,629	**—**	190	287
Total benefit cost	**$ 10,595**	$ 17,946	$ 7,178	**$ 4,467**	$ 3,683	$ 3,047

Net periodic pension cost for 2010 and 2009 included settlement losses of $8,212 and $1,916, respectively, due to lump sum retirement payments.

The weighted average assumptions used in the valuation of pension benefits were as follows:

	United States			International		
	2011	2010	2009	**2011**	2010	2009
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**4.46%**	5.21%	5.50%	**4.43%**	4.17%	4.78%
Rate of compensation increase	**3.20**	3.30	3.30	**3.16**	3.21	2.86
Assumptions used to determine net benefit costs for the years ended October 31:						
Discount rate	**5.21**	5.50	8.00	**4.17**	4.78	5.87
Expected return on plan assets	**8.25**	8.51	8.48	**4.84**	4.85	5.04
Rate of compensation increase	**3.30**	3.30	3.30	**3.21**	2.86	3.45

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and other professionals in developing appropriate return assumptions.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2011	$ (3,107)	$ 3,696	$ (324)	$ 405
Effect on pension obligation as of October 31, 2011	$(34,776)	$ 43,229	$(11,917)	$13,847
Expected return on assets:				
Effect on total service and interest cost components in 2011	$ (1,889)	$ 1,888	$ (302)	$ 301
Effect on pension obligation as of October 31, 2011	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2011	$ 2,816	$ (2,291)	$ 462	$ (420)
Effect on pension obligation as of October 31, 2011	$ 14,649	$(12,040)	$ 8,575	$ (7,062)

The allocation of pension plan assets as of October 31, 2011 and 2010 is as follows:

	United States		International	
	2011	2010	2011	2010
Asset Category				
Equity securities	**22%**	83%	**—%**	—%
Debt securities	**33**	16	**—**	—
Insurance contracts	**—**	—	**58**	59
Pooled investment funds	**44**	—	**41**	40
Other	**1**	1	**1**	1
Total	**100%**	100%	**100%**	100%

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

Our United States plans comprise 85 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by dynamically matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The current target in "return-seeking assets" is 50 percent and 50 percent in fixed income. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Our international plans comprise 15 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2011 by asset category are in the table below.

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 618	$ 618	$ —	$ —	$ 322	$ 322	$ —	$ —
Money market funds	1,845	1,845	—	—	—	—	—	—
Equity securities:								
Basic materials	5,081	5,081	—	—	—	—	—	—
Consumer goods	5,942	5,942	—	—	—	—	—	—
Financial	6,989	6,989	—	—	—	—	—	—
Healthcare	4,062	4,062	—	—	—	—	—	—
Industrial goods	3,993	3,993	—	—	—	—	—	—
Technology	4,767	4,767	—	—	—	—	—	—
Utilities	1,578	1,578	—	—	—	—	—	—
Mutual funds	7,353	7,353	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	24,224	2,445	21,779	—	—	—	—	—
Corporate	35,514	—	35,514	—	—	—	—	—
Other	826	—	826	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	18,501	—	—	18,501
Pooled investment funds	81,062	—	81,062	—	13,344	—	13,344	—
Other	847	847	—	—	—	—	—	—
	$184,701	$45,520	$139,181	$ —	$32,167	$ 322	$13,344	$18,501

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2010 by asset category are in the table below.

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 580	$ 580	$ —	$ —	$ —	$ —	$ —	$ —
Money market funds	19,224	19,224	—	—	309	309	—	—
Equity securities:								
Basic materials	6,776	6,776	—	—	—	—	—	—
Consumer goods	7,789	7,789	—	—	—	—	—	—
Financial	9,768	9,768	—	—	—	—	—	—
Healthcare	4,483	4,483	—	—	—	—	—	—
Industrial goods	4,623	4,623	—	—	—	—	—	—
Technology	4,339	4,339	—	—	—	—	—	—
Utilities	1,839	1,839	—	—	—	—	—	—
Mutual funds	87,339	87,339	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	14,329	4,068	10,261	—	—	—	—	—
Corporate	14,489	—	14,489	—	—	—	—	—
Other	57	—	57	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	17,699	—	—	17,699
Pooled investment funds	—	—	—	—	11,791	—	11,791	—
Other	229	229	—	—	—	—	—	—
	$175,864	$151,057	$24,807	$ —	$29,799	$ 309	$11,791	$17,699

At October 31, 2011 and 2010, the pension plans did not have any investment in our common shares.

The inputs and methodology used to measure fair value of plan assets are consistent with those described in Note 18. Following are the valuation methodologies used to measure these assets:

- **Money market funds** — Money market funds are public investment vehicles that are valued with a net asset value of one dollar. This is a quoted price in an active market and is classified as Level 1.
- **Equity securities** — Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1. Mutual funds are valued at the net asset values of the shares at year-end, as determined by the closing price reported on the active market on which the individual securities are traded and are classified as Level 1.
- **Fixed income securities** — U.S. Treasury bills reflect the closing price on the active market in which the securities are traded and are classified as Level 1. Securities of U.S. agencies are valued using bid evaluations and a classified as Level 2. Corporate fixed income securities are valued using evaluated prices, such as dealer quotes, bids and offers and are therefore classified as Level 2.
- **Insurance contracts** — Insurance contracts are investments with various insurance companies. The assets are valued at the fair value as reported by the insurance companies. These contracts do not hold any specific assets. These investments are classified as Level 3.

- **Pooled investment funds** — These are public investment vehicles valued using the net asset value. The net asset value is based on the value of the assets owned by the plan, less liabilities. These investments are not quoted on an active exchange and are classified as Level 2.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the years ended October 31, 2011 and 2010:

	2011	2010
Balance at beginning of year	**$17,699**	$17,600
Net unrealized gains	**55**	692
Purchases, sales, issuances and settlements, net	**679**	(231)
Transfers in (out)	**—**	—
Foreign currency translation	**68**	(362)
Balance at end of year	**$18,501**	$17,699

Contributions to pension plans in 2012 are estimated to be approximately $12,500.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	United States	International
2012	$12,762	$ 1,942
2013	11,443	1,989
2014	12,669	2,399
2015	13,982	2,840
2016	14,243	2,288
2017-2021	92,072	17,271

Contributions and retiree pension benefit payments for 2012 include amounts related to the termination of a plan.

Other postretirement plans — We have an unfunded postretirement benefit plan covering the majority of our United States employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums that are adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for other postretirement plans is as follows:

	United States		International	
	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 55,599**	$ 52,858	**$ 659**	$ 605
Service cost	**1,122**	837	**31**	29
Interest cost	**2,932**	2,504	**41**	45
Participant contributions	**1,307**	1,143	**—**	—
Plan amendment	**—**	(1,171)	**—**	—
Foreign currency exchange rate change	**—**	—	**13**	37
Actuarial (gain) loss	**14,409**	1,326	**(62)**	(53)
Benefits paid	**(1,977)**	(1,898)	**(4)**	(4)
Benefit obligation at end of year	**$ 73,392**	$ 55,599	**$ 678**	$ 659
Change in plan assets:				
Beginning fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Company contributions	**670**	755	**4**	4
Participant contributions	**1,307**	1,143	**—**	—
Benefits paid	**(1,977)**	(1,898)	**(4)**	(4)
Ending fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Funded status at end of year	**$(73,392)**	$(55,599)	**$(678)**	$(659)
Amounts recognized in financial statements:				
Accrued benefit liability	**$ (2,123)**	$ (2,339)	**$ (4)**	$ (4)
Long-term postretirement obligations	**(71,269)**	(53,260)	**(674)**	(655)
Total amount recognized in financial statements	**$(73,392)**	$(55,599)	**$(678)**	$(659)

The 2010 Amendment noted in the preceding table relates to changes in deductibles and out-of-pocket maximums and changes in limits for certain benefits.

	United States		International	
	2011	2010	2011	2010
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$37,690**	$24,887	**$(260)**	$(203)
Prior service cost (credit)	**(2,316)**	(3,464)	**—**	—
Accumulated other comprehensive (gain) loss	**$35,374**	$21,423	**$(260)**	$(203)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 2,681**	$ 1,498	**$ (14)**	$ (5)
Amortization of prior service cost (credit)	**(584)**	(1,147)	**—**	—
Total	**$ 2,097**	$ 351	**$ (14)**	$ (5)

Notes to Consolidated Financial Statements — *(Continued)*

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2011	**2010**	**2011**	**2010**
Balance at beginning of year	**$21,423**	$21,291	**$(203)**	$(146)
Net (gain) loss arising during the year	**14,410**	1,326	**(62)**	(53)
Prior service cost (credit) arising during the year	**—**	(1,171)	**—**	—
Net gain (loss) recognized during the year	**(1,606)**	(1,170)	**8**	5
Prior service credit (cost) recognized during the year	**1,147**	1,147	**—**	—
Exchange rate effect during the year	**—**	—	**(3)**	(9)
Balance at end of year	**$35,374**	$21,423	**$(260)**	$(203)

Net postretirement benefit costs include the following components:

	United States			International		
	2011	**2010**	**2009**	**2011**	**2010**	**2009**
Service cost	**$ 1,122**	$ 837	$ 589	**$31**	$29	$ 23
Interest cost	**2,932**	2,504	2,926	**41**	44	35
Amortization of prior service cost (credit)	**(1,147)**	(1,147)	(1,009)	**—**	—	—
Amortization of net actuarial (gain) loss	**1,606**	1,170	765	**(8)**	(5)	(11)
Total benefit cost	**$ 4,513**	$ 3,364	$ 3,271	**$64**	$68	$ 47

The weighted average assumptions used in the valuation of postretirement benefits were as follows:

	United States			International		
	2011	**2010**	**2009**	**2011**	**2010**	**2009**
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**4.50%**	5.25%	5.50%	**5.85%**	5.75%	6.75%
Health care cost trend rate	**9.36**	9.00	8.25	**7.00**	6.80	7.50
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	**5.00**	5.00	4.50	**3.50**	4.80	4.80
Year the rate reaches the ultimate trend rate	**2016**	2020	2015	**2031**	2013	2013
Assumption used to determine net benefit costs for the years ended October 31:						
Discount rate	**5.25%**	5.50%	8.00%	**5.75%**	6.75%	7.70%

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2011	$ (628)	$ 753	$ (9)	$ 11
Effect on postretirement obligation as of October 31, 2011	$(10,119)	$12,871	$(135)	$ 181
Health care trend rate:				
Effect on total service and interest cost components in 2011	$ 871	$ (688)	$ 19	$ (14)
Effect on postretirement obligation as of October 31, 2011	$ 11,804	$ (9,476)	$ 174	$(132)

Contributions to postretirement plans in 2012 are estimated to be approximately $1,900.

Retiree postretirement benefit payments are anticipated to be paid as follows:

	United States		
Year	With Medicare Part D Subsidy	Without Medicare Part D Subsidy	International
2012	$ 2,123	$ 1,872	$ 4
2013	2,316	2,013	4
2014	2,693	2,345	8
2015	2,955	2,556	16
2016	3,238	2,787	17
2017-2021	18,483	15,279	115

Note 4 — Income taxes

Income tax expense includes the following:

	2011	2010	2009
Current:			
U.S. federal	**$53,983**	$ 9,811	$14,370
State and local	**2,029**	29	858
Foreign	**35,469**	26,601	13,581
Total current	**91,481**	36,441	28,809
Deferred:			
U.S. federal	**1,851**	34,097	7,281
State and local	**23**	(2,771)	906
Foreign	**(1,158)**	(4,496)	(4,132)
Total deferred	**716**	26,830	4,055
	$92,197	$63,271	$32,864

Notes to Consolidated Financial Statements — *(Continued)*

Earnings before income taxes of domestic operations, which are calculated after intercompany profit eliminations, were $181,258, $130,149 and $21,864 in 2011, 2010 and 2009, respectively.

Foreign income tax expense includes a benefit related to the utilization of loss carryforwards of $682, $1,876 and $5 in 2011, 2010 and 2009, respectively.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

During 2010 we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc., as discussed in Note 14, and we recognized $10,243 in tax benefits from the write-off of our tax basis in the product lines. Income tax expense for 2010 was negatively impacted by the enactment in March 2010 of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010, resulting in an additional tax charge of $5,249. The charge is due to a reduction in the value of our deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Expense in 2009 included a benefit of $2,752 related to remeasurement of unrecognized tax benefits and a benefit of $531 related to an adjustment to a prior tax year.

The principal items accounting for the difference in income taxes computed at the U.S. statutory rate and income tax shown in the Consolidated Statements of Income for 2011, 2010, and 2009 are as follows:

	2011	2010	2009
Tax at statutory rate of 35%	**$110,096**	$ 80,962	$(44,517)
Impact of goodwill charge	—	—	79,064
Domestic Production Deduction	**(5,530)**	(1,737)	(1,134)
Foreign tax rate variances, net of foreign tax credits	**(7,906)**	(10,550)	1,279
State and local taxes, net of federal income tax benefit	**1,310**	(1,828)	1,160
Tax expense related to tax law change	—	5,249	—
Tax benefit from sale of UV product lines	—	(10,243)	—
Amounts related to prior years	**(4,123)**	776	(3,283)
Other — net	**(1,650)**	642	295
Provision for income taxes	**$ 92,197**	$ 63,271	$ 32,864

The Domestic Production Deduction, enacted by the American Jobs Creation Act of 2004, allows a deduction with respect to income from certain United States manufacturing activities.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $133,303, $101,170 and $(149,055) in 2011, 2010 and 2009, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $391,679 and $340,354 at October 31, 2011 and 2010, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

At October 31, 2011 and 2010, total unrecognized tax benefits were $2,576 and $4,078, respectively. The amounts that, if recognized, would impact the effective tax rate were $2,517 and $4,019 at October 31, 2011 and 2010, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Balance at beginning of year	**$ 4,078**	$3,969	$ 7,685
Additions based on tax positions related to the current year	**387**	388	515
Additions for tax positions of prior years	**138**	359	—
Reductions for tax positions of prior years	—	(638)	(3,267)
Settlements	**(2,027)**	—	(964)
Lapse of statute of limitations	—	—	—
Balance at end of year	**$ 2,576**	$4,078	$ 3,969

At October 31, 2011 and 2010, we had accrued interest expense related to unrecognized tax benefits of $327 and $460, respectively. We include interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

We are subject to United States Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are subject to examination in the U.S. by the Internal Revenue Service (IRS) for the 2009 through 2011 tax years; tax years prior to 2009 have been examined by the IRS. Generally, major state and foreign jurisdiction tax years remain open to examination for tax years after 2006. Within the next twelve months, it is reasonably possible that certain foreign statute of limitations periods would expire, which could result in a decrease in our unrecognized tax benefits in a range of $0 to $500. The portion of the possible reduction that, if recognized, would impact the effective tax rate is $0 to $500.

Significant components of deferred tax assets and liabilities are as follows:

	2011	2010
Deferred tax assets:		
Sales to international subsidiaries and related consolidation adjustments	**$ 10,315**	$ 8,919
Employee benefits	**79,027**	63,520
Other accruals not currently deductible for taxes	**12,114**	11,681
Tax credit and loss carryforwards	**10,812**	5,664
Inventory adjustments	**4,085**	3,585
Translation of foreign currency accounts	**716**	316
Other — net	—	268
Total deferred tax assets	**117,069**	93,953
Valuation allowance	**(4,287)**	(5,729)
Total deferred tax assets	**112,782**	88,224
Deferred tax liabilities:		
Depreciation and amortization	**94,487**	64,198
Translation of foreign currency accounts	**17**	—
Other — net	—	195
Total deferred tax liabilities	**94,504**	64,393
Net deferred tax assets	**$ 18,278**	$23,831

At October 31, 2011, we had $645 of tax credit carryforwards that will expire in 2013 through 2017. We also had $19,117 Federal, $55,798 state and $575 foreign operating loss carryforwards, of which $74,915 will expire in 2012 through 2031, and $575 of which has an indefinite carryforward period. The net change in the valuation allowance was a decrease of $1,442 in 2011 and a decrease of $2,081 in 2010. The valuation allowance of $4,287 at October 31, 2011, relates primarily to tax credits and loss carryforwards that may expire before being realized.

Note 5 — Details of balance sheet

	2011	2010
Receivables:		
Accounts	$ 235,240	$ 215,960
Notes	16,082	11,035
Other	6,299	20,148
	257,621	247,143
Allowance for doubtful accounts	(3,311)	(3,353)
	$ 254,310	$ 243,790
Inventories:		
Finished goods	$ 98,879	$ 83,459
Work-in-process	13,971	15,614
Raw materials and finished parts	51,891	43,305
	164,741	142,378
Obsolescence and other reserves	(16,050)	(16,802)
LIFO reserve	(6,779)	(7,855)
	$ 141,912	$ 117,721
Property, plant and equipment:		
Land	$ 7,791	$ 7,810
Land improvements	3,392	2,325
Buildings	121,870	115,111
Machinery and equipment	207,734	207,740
Enterprise management system	43,006	37,249
Construction-in-progress	5,623	8,544
Leased property under capitalized leases	16,796	14,879
	406,212	393,658
Accumulated depreciation and amortization	(275,329)	(277,263)
	$ 130,883	$ 116,395
Accrued liabilities:		
Salaries and other compensation	$ 44,068	$ 40,334
Pension and retirement	1,030	1,675
Taxes other than income taxes	9,252	8,110
Other	46,944	46,014
	$ 101,294	$ 96,133

Note 6 — Leases

We have lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $12,292, $12,266 and $11,801 in 2011, 2010 and 2009, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2011	2010
Transportation equipment	**$14,215**	$13,870
Other	**2,581**	1,009
Total capitalized leases	**16,796**	14,879
Accumulated amortization	**(6,969)**	(7,799)
Net capitalized leases	**$ 9,827**	$ 7,080

At October 31, 2011, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Year:		
2012	$ 5,481	$10,955
2013	4,036	6,244
2014	2,211	4,429
2015	637	2,863
2016	49	2,216
Later years	—	9,095
Total minimum lease payments	12,414	$35,802
Less amount representing executory costs	1,812	
Net minimum lease payments	10,602	
Less amount representing interest	1,269	
Present value of net minimum lease payments	9,333	
Less current portion	4,131	
Long-term obligations at October 31, 2011	$ 5,202	

Note 7 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2011	2010
Maximum borrowings under bank lines of credit:		
Domestic banks	$ —	$ —
Foreign banks	43,305	39,710
Total	$43,305	$39,710
Outstanding notes payable:		
Domestic bank debt	$ —	$ —
Foreign bank debt	33	2,160
Total	$ 33	$ 2,160
Weighted-average interest rate on notes payable	1.5%	4.1%
Unused bank lines of credit	$43,272	$37,550

Note 8 — Long-term debt

A summary of long-term debt is as follows:

	2011	2010
Revolving credit agreement, due 2017	$192,200	$ 46,000
Senior notes, due 2005-2011	—	14,260
Private shelf facility, due 2012-2020	75,000	—
Senior notes, due 2013	50,000	50,000
Development loans, due 2011-2026	1,923	—
	319,123	110,260
Less current maturities	5,664	14,260
Long-term maturities	$313,459	$ 96,000

Revolving credit agreement — This $400,000 revolving credit agreement is with a group of banks which was scheduled to expire in 2012; however, we replaced this agreement with a new $500,000 unsecured, multi-currency credit agreement with a group of banks. The balance outstanding under the prior agreement was transferred to the new agreement. Borrowings under the prior agreement were classified as long-term, because a new revolving credit agreement was entered into on December 9, 2011, as discussed in Note 21. Payment of quarterly commitment fees is required. The weighted average interest rate for borrowings under this agreement was 0.54 percent at October 31, 2011.

Senior notes, due 2005-2011 — These fixed rate notes with a group of insurance companies had an original weighted-average life of 6.5 years at the time of issuance in 2001.

Private shelf facility — On June 30, 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC (NYLIM). Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years, and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. At October 31, 2011, $75,000 was outstanding under this facility at a fixed rate of 2.21 percent per annum.

Senior note, due 2013 — This note is payable in one installment and has a fixed interest rate of 4.98 percent.

Development loans, due 2011-2026 — These fixed-rate loans with the State of Ohio and Cuyahoga County, Ohio were issued in 2011 in connection with the construction of our new corporate headquarters building and are payable in monthly installments over 15 years beginning in 2011. The interest rate on the State of Ohio loan is 3.00 percent, and the interest rate on the Cuyahoga County loan is 3.50 percent.

Annual maturities — The annual maturities of long-term debt for the five years subsequent to October 31, 2011, are as follows: $5,664 in 2012; $55,668 in 2013; $10,671 in 2014; and $10,675 in 2015 and $10,679 in 2016.

Note 9 — Financial instruments

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. We regularly use foreign currency forward contracts to reduce our risks related to most of these transactions. These contracts usually have maturities of 90 days or less and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the hedges of balance sheet positions are recognized in each accounting period in "other-net" on the Consolidated Statement of Income together with the transaction gain or loss from the hedged balance sheet position. In 2011, we recognized net losses of $11,277 on foreign exchange contracts and net gains of $13,477 from the change in fair value of balance sheet positions. In 2010, we recognized net gains of $7,970 on foreign exchange contracts and net losses of $6,749 from the change in fair value of balance sheet positions. We do not use financial instruments for trading or speculative purposes.

The following table summarizes, by currency, forward exchange contracts outstanding at October 31, 2011 and 2010:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2011 contract amounts:				
Euro	**$10,920**	**$10,967**	**$ 88,209**	**$ 87,736**
Pound sterling	**29,381**	**29,465**	**56,028**	**56,515**
Japanese yen	**16,723**	**16,416**	**15,788**	**15,566**
Others	**13,827**	**13,891**	**33,001**	**33,473**
Total	**$70,851**	**$70,739**	**$193,026**	**$193,290**
October 31, 2010 contract amounts:				
Euro	$17,145	$17,601	$171,870	$181,430
Pound sterling	—	—	25,832	26,576
Japanese yen	12,947	13,260	18,678	19,490
Others	6,357	6,545	28,361	29,854
Total	$36,449	$37,406	$244,741	$257,350

We also use intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly-owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For 2011 and 2010, net losses of $170 and $999, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and forward exchange contracts. We periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2011, there were no significant concentrations of credit risk.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are shown in the table below. The carrying values of receivables and accounts payable approximate fair value due to the short-term nature of these instruments.

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 37,408**	**$ 37,408**	$ 42,329	$ 42,329
Marketable securities	**—**	**—**	7,840	7,840
Notes payable	**33**	**33**	2,160	2,160
Long-term debt	**319,123**	**313,850**	110,260	112,495
Forward exchange contracts (net)	**376**	**376**	11,653	11,653

We used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices, which are considered to be Level 1 inputs under the fair value hierarchy.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy.
- Foreign exchange contracts are estimated using quoted exchange rates, which are considered to be Level 2 inputs under the fair value hierarchy.

Note 10 — Capital shares

Preferred — We have authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in 2011, 2010 or 2009.

Common — On March 1, 2011, the Board of Directors declared a 2-for-1 stock split on our common shares, paid in the form of a 100 percent stock dividend on April 12, 2011 for all shares outstanding on March 25, 2011. Accordingly, all per-share amounts and number of common shares and common share equivalents have been adjusted retroactively to reflect the stock split.

We have 160,000 authorized common shares without par value. At October 31, 2011 and 2010, there were 98,023 common shares issued. At October 31, 2011 and 2010, the number of outstanding common shares, net of treasury shares, was 65,601 and 67,871, respectively.

Common shares repurchased as part of publicly announced programs during 2011, 2010 and 2009 were as follows:

Year	Number of Shares	Total Amount	Average per Share
2011	**3,024**	**$134,163**	**$44.37**
2010	697	$ 22,047	$31.63
2009	394	$ 6,826	$17.31

Note 11 — Stock-based compensation

The amended and restated 2004 long-term performance plan, approved by shareholders in 2008, provides for the granting of stock options, stock appreciation rights, nonvested (restricted) stock, stock purchase rights, stock equivalent units, nonvested (restricted) stock units, cash awards and other stock- or performance-based incentives. The number of common shares available for grant is 2.5 percent of the number of common shares outstanding as of the first day of each year. At the end of 2011, there were 1,640 shares available for grant in 2012.

Stock options — Nonqualified or incentive stock options may be granted to our employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year for executive officers and 20 percent per year for other employees and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in, first-out basis. We recognized compensation expense of $2,906, $2,231 and $3,026 for 2011, 2010 and 2009, respectively.

Following is a summary of stock options for 2011:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2010	2,362	$20.15		
Granted	287	$43.32		
Exercised	(787)	$18.92		
Forfeited or expired	(11)	$28.20		
Outstanding at October 31, 2011	1,851	$24.22	$41,011	6.2 years
Vested at October 31, 2011 or expected to vest	1,773	$23.93	$39,791	6.1 years
Exercisable at October 31, 2011	944	$19.79	$25,100	4.5 years

Summarized information on currently outstanding options follows:

	Range of Exercise Price		
	$11 — $20	$21 — $28	$29 — $44
Number outstanding	843	655	353
Weighted-average remaining contractual life, in years	4.7	6.5	8.9
Weighted-average exercise price	$15.69	$26.22	$40.85
Number exercisable	596	331	17
Weighted-average exercise price	$16.24	$25.62	$30.70

As of October 31, 2011, there was $6,859 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 2.0 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010
Expected volatility	**.431-.451**	.429-.442
Expected dividend yield	**1.28%**	1.35-1.40%
Risk-free interest rate	**1.89%-2.25%**	2.27-3.18%
Expected life of the option (in years)	**5.4-6.3**	5.4-6.3

The weighted-average expected volatility used to value options granted in 2011 and 2010 was .443 and .436, respectively. The weighted-average dividend yield used to value the 2010 options was 1.39%.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of United States Treasury issues with terms equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during 2011, 2010 and 2009 was $16.80, $11.08 and $5.31, respectively.

The total intrinsic value of options exercised during 2011, 2010 and 2009 was $23,076, $22,821 and $2,024, respectively. Cash received from the exercise of stock options for 2011, 2010 and 2009 was $9,652, $13,828 and $2,986, respectively. The tax benefit realized from tax deductions from exercises for 2011, 2010 and 2009 was $6,924, $7,798 and $284, respectively.

Nonvested (restricted) stock — We may grant nonvested (restricted) stock to our employees and directors. These shares may not be disposed of for a designated period of time (generally six months to five years) defined at the date of grant. For employee recipients, shares are forfeited on a pro-rata basis in the event employment is terminated as a consequence of the employee recipient's early retirement, disability or death prior to the lapse of any restrictions. Restrictions lapse in the event of a recipient's retirement at or after normal retirement age. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares. For non-employee directors, all restrictions lapse in the event of disability or death of the non-employee director. Termination of service as a director for any other reason within one year of date of grant results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value.

The following table summarizes 2011 activity related to nonvested stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at October 31, 2010	80	$24.70
Granted	38	$43.41
Vested	(36)	$21.11
Forfeited	(1)	$43.32
Nonvested at October 31, 2011	81	$34.95

As of October 31, 2011, there was $1,614 of unrecognized compensation cost related to nonvested stock. The cost is expected to be amortized over a weighted average period of 1.7 years. The amount charged to expense related to nonvested stock was $1,278, $774 and $507 in 2011, 2010 and 2009, respectively.

Deferred directors compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Additional stock equivalent units are earned when common stock dividends are declared.

The following is a summary of the activity related to deferred director compensation during 2011:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2010	267	$16.54
Deferrals	3	$48.82
Restricted stock units vested	18	$16.55
Dividend equivalents	2	$47.99
Distributions	(47)	$15.27
Outstanding at October 31, 2011	243	$17.51

The amount charged to expense related to this plan was $265, $351 and $333 in 2011, 2010 and 2009, respectively.

Long-Term Incentive Plan — Under the Long-Term Incentive Plan, executive officers and selected other key employees receive common stock awards based solely on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are exceeded.

The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, reduced by the implied value of dividends not to be paid. This value was $42.02 per share for both the executive officer and the selected other key employees for 2011. The per-share values for 2010 were $26.10 and $29.52 for the executive officer group and $26.10 for the selected other key employees. The per-share value for 2009 was $13.23. These performance-based equity grants are recorded in shareholders' equity. The cumulative amounts recorded in shareholders' equity at October 31, 2011 and October 31, 2010 were $6,081 and $3,879, respectively. There was no cumulative amount recorded in shareholders' equity at October 31, 2009. The amounts charged to expense for executive officers and selected other key employees in 2011 and 2010 were $4,067 and $3,879, respectively. There was $5,014 credited to expense for executive officers and selected other employees in 2009.

Shares reserved for future issuance — At October 31, 2011, there were 139,354 of common shares reserved for future issuance through the exercise of outstanding options or rights.

Note 12 — Severance and restructuring costs

In 2011, we announced a restructuring of the Georgia operations of our Adhesive Dispensing Systems segment in order to optimize operations and better serve our customers. The restructuring involves the expansion of our facility in Duluth and construction of a new facility in Swainsboro, where operations from our existing Swainsboro facility, as well as facilities in Norcross and Dawsonville, will be transferred. Severance costs and other termination fees associated with this action will occur through the third quarter of 2012 and are estimated to be approximately $2,400. Payments are expected to begin in the first quarter of 2012. Of the total expense amount, $1,557 was recorded in 2011.

As a result of this restructuring initiative, the existing facilities in Swainsboro, Norcross and Dawsonville will be sold. We assessed the fair value of the three facilities involved and remeasured to fair value two of them using third-party property appraisals or market-corroborated inputs. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $4,150. Impairment losses of $1,322 on the two facilities were recorded in goodwill and long-lived asset impairments on the Consolidated Statement of Income.

In order to optimize Adhesive Dispensing Systems segment operations in Germany, a restructuring initiative was taken that will result in severance costs of approximately $200. Of that amount, $32 was recorded in 2011. In addition, we assessed the fair value of a facility and remeasured it to fair value using a third party appraisal. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $932. An impairment loss of $489 was recorded in goodwill and long-lived asset impairments on the Consolidated Statement of Income.

Cost reduction activities were taken in 2008 through 2010 primarily in response to economic conditions and with the objective of improving operating efficiencies. Total severance and related costs of these actions were $23,986 of which $5,561 occurred in 2008, $16,396 occurred in 2009, and $2,029 occurred in 2010. The severance costs were recorded in the Corporate segment. Substanially all of the $923 accrual balance at October 31, 2010 was utilized in 2011.

Note 13 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at estimated fair value on the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results after the respective dates of acquisitions are included in the Consolidated Statement of Income.

Value Plastics

On August 26, 2011, we acquired 100 percent of the outstanding shares of Value Plastics, a leading designer and manufacturer of precision engineered, plastic molded, single-use fluid connection components headquartered in Fort Collins, Colorado. Value Plastics' products are used primarily in critical flow control applications for healthcare and medical device markets. Cash, and proceeds from our revolving loan agreement and private shelf facility with NYLIM, were used for the purchase. Value Plastics supports our strategic objective of building upon our medical and life sciences platform and complements our growing positions in biomaterial delivery devices and medical device assembly. Our global reach and infrastructure will provide opportunities to leverage the business' profitable growth beyond its primary domestic markets served and into general industrial markets. Value Plastics is being reported in our Advanced Technology Systems segment.

The preliminary allocation of purchase price is shown in the table below. Although we do not expect changes, new information may be obtained about facts or circumstances that existed as of the acquisition date that, if known, would affect the measurement amounts recorded to date.

Fair values:	
Assets acquired	$ 26,647
Liabilities assumed	(18,930)
Intangible assets subject to amortization	74,720
Goodwill	179,050
	261,487
Less cash acquired	(3,108)
Purchase price	$258,379

The intangible assets include customer relationships of $40,400 that will be amortized over 25 years, technology and know-how of $18,500 that will be amortized over 15 years and a tradename asset of $15,400 that will be amortized over 20 years. None of the goodwill associated with the Value Plastics acquisition is tax deductible; however, they had $15,600 of existing goodwill related to a previous acquisition that is tax deductible.

The following unaudited pro forma financial information for 2011 and 2010 assumes the acquisition occurred as of the beginning of 2010, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Value Plastics been affected on the date indicated, nor are they necessarily indicative of our future results of operations.

Years ended October 31	2011	2010
Sales	**$1,259,127**	$1,067,729
Net income	**$ 224,934**	$ 166,921
Basic earnings per share	**$ 3.33**	$ 2.47
Diluted earnings per share	**$ 3.29**	$ 2.44

Proforma results for 2010 were adjusted to include $375 of acquisition-related expenses and $4,575 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2011 were adjusted to exclude $375 of acquisition-related expenses and $2,401 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for both years include $3,829 of pretax amortization expense related to Value Plastics' intangible assets.

Other 2011 acquisitions

On November 1, 2010, we acquired 100 percent of the outstanding shares of Micromedics, a St. Paul, Minnesota company that is a leader in applying and dispensing biomaterials for controlling bleeding, healing wounds and other related medical procedures. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $21,296. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $13,312 and identifiable intangible assets of $7,500 were recorded, of which customer relationships is the primary asset valued at $4,550 and amortized over 10 years. Goodwill associated with this acquisition is not tax deductible. Micromedics is being reported in our Advanced Technology Systems segment.

On June 30, 2011, we acquired 100% of the outstanding shares of Verbruggen, a Belgium manufacturer of flat dies and coextrusion equipment for the multi-layer flexible packaging industry. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $13,305. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $8,461 and identifiable intangible assets of $4,017 were recorded, of which customer relationships is the primary asset valued at $2,900 and amortized over 11 years. Goodwill associated with this acquisition is not tax deductible. Verbruggen is being reported in our Adhesive Dispensing Systems segment.

Assuming the Micromedics and Verbruggen acquisitions had taken place at the beginning of 2009, pro-forma results for 2011, 2010 and 2009 would not have been materially different.

2010 acquisition

On January 5, 2010, we acquired 100 percent of the outstanding shares of G L T Gesellschaft für Löttechnik mbH ("GLT"), a German distributor of EFD dispensing systems and related products. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $18,576. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $6,034 and identifiable intangible assets of $7,270 were recorded. The identifiable intangible assets consist primarily of $5,661 of customer relationships that are being amortized over 10 years. GLT is being reported in our Advanced Technology Systems segment. Assuming this acquisition had taken place at the beginning of 2009, pro-forma results for 2010 and 2009 would not have been materially different.

Note 14 — Divestiture

On June 30, 2010, we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc. These product lines were reported in the Advanced Technology Systems segment. This divestiture did not qualify for discontinued operations treatment, because it was not a component of an entity, as its operations and cash flows were not clearly distinguished from the rest of the entity. During 2010, we recognized a pretax loss on disposition of $357, which is reflected in selling and administrative expenses in the Consolidated Statement of Income. We recognized a pre-tax impairment charge of $14,101 in 2009, including $12,129 of goodwill impairment, to write down the carrying amount of the assets held for sale to the estimated fair value less costs to sell. The tax benefit related to the write-off of our tax basis in the investment in these product lines is discussed in Note 4.

Note 15 — Supplemental information for the statement of cash flows

	2011	2010	2009
Cash operating activities:			
Interest paid	**$ 5,253**	$ 6,518	$ 7,986
Income taxes paid	**96,487**	21,526	24,893
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 8,154**	$ 5,468	$ 3,257
Capitalized lease obligations terminated	**534**	721	2,376
Shares acquired and issued through exercise of stock options	**5,228**	5,151	73

Note 16 — Operating segments and geographic area data

We conduct business in three primary operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems. Effective November 1, 2010, the Industrial Coating Systems segment includes our industrial UV Curing product line that had previously been reported in the Advanced Technology Systems segment, where it was combined with our former UV Curing graphic arts and lamps product lines that were sold in 2010. This change more closely reflects the change in management of this product line and its related growth opportunities. Prior year results have been reclassified to reflect the segment change.

The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes severance costs associated with the cost reduction program that began in 2008 and expense in 2011 related to the withdrawal from a multiemployer employee pension fund in Japan. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

No single customer accounted for five percent or more of sales in 2011, 2010 or 2009.

The following table presents information about our reportable segments:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Corporate	Total
Year ended October 31, 2011					
Net external sales	**$611,911**	**$ 438,634**	**$182,614**	**$ —**	**$1,233,159**
Depreciation	**7,087**	**7,869**	**2,837**	**2,965**	**20,758**
Operating profit	**210,350**[a]	**114,903**	**26,977**	**(36,687)**[b]	**315,543**
Identifiable assets[c]	**286,974**	**692,295**	**70,622**	**270,500**	**1,320,391**
Expenditures for long-lived assets	**4,477**	**4,842**	**2,428**	**8,492**	**20,239**
Year ended October 31, 2010					
Net external sales	$525,290	$ 369,449	$146,812	$ —	$1,041,551
Depreciation	8,014	7,641	2,851	4,119	22,625
Operating profit (loss)	166,255	84,247	14,588	(30,257)[b]	234,833
Identifiable assets[c]	251,881	477,563	61,256	206,663[d]	997,363
Expenditures for long-lived assets	1,857	2,792	548	9,120	14,317
Year ended October 31, 2009					
Net external sales	$460,746	$ 242,247	$116,172	$ —	$ 819,165
Depreciation	9,087	7,268	3,326	6,629	26,310
Operating profit	127,589	(214,781)[e]	(6,895)[e]	(33,720)[b]	(127,807)
Identifiable assets[c]	226,904	448,196	53,176	168,686[d]	896,962
Expenditures for long-lived assets	1,922	7,089	865	2,638	12,514

(a) Includes $1,811 of impairment charges related to write down of assets to fair value, and $1,589 of severance charges and other termination fees.

(b) Includes $3,120 of expense related to the withdrawal from a multiemployer employee pension fund in Japan in 2011 and severance charges of $2,029 and $16,396 in 2010 and 2009, respectively.

(c) Includes notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(d) Corporate assets are principally cash and cash equivalents, deferred income taxes, investments, capital leases, headquarter facilities, the major portion of our enterprise management system, and intangible assets.

(e) Includes goodwill and long-lived asset impairments of $239,427 in the Advanced Technology Systems segment and $3,616 in the Industrial Coating Systems segment.

Notes to Consolidated Financial Statements — *(Continued)*

We have significant sales and long-lived assets in the following geographic areas:

	2011	2010	2009
Net external sales			
United States	**$ 312,328**	$ 273,652	$234,038
Americas	**102,077**	78,058	60,632
Europe	**390,319**	336,119	294,951
Japan	**111,003**	93,318	81,678
Asia Pacific	**317,432**	260,404	147,866
Total net external sales	**$1,233,159**	$1,041,551	$819,165
Long-lived assets			
United States	**$ 90,994**	$ 80,974	$ 79,675
Americas	**2,933**	1,865	1,703
Europe	**16,312**	13,401	15,329
Japan	**3,496**	3,587	3,257
Asia Pacific	**17,148**	16,568	18,327
Total long-lived assets	**$ 130,883**	$ 116,395	$118,291

Sales in 2010 and 2009 include reclassification adjustments primarily into Asia Pacific from the United States based on more accurate end-user destination information for products sold by our Advanced Technology Systems segment to certain global customers.

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2011	2010	2009
Total profit (loss) for reportable segments	**$315,543**	$234,833	$(127,807)
Interest expense	**(5,069)**	(6,263)	(7,771)
Interest and investment income	**569**	819	492
Other-net	**3,518**	1,930	7,895
Income (loss) before income taxes	**$314,561**	$231,319	$(127,191)

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2011	2010	2009
Total assets for reportable segments	**$1,320,391**	$997,363	$896,962
Customer advance payments	**9,375**	10,999	8,807
Eliminations	**(25,316)**	(22,008)	(15,095)
Total consolidated assets	**$1,304,450**	$986,354	$890,674

Note 17 — Goodwill and intangible assets

Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. We assess the fair value of reporting units on a non-recurring basis using a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our reporting units. The implied fair value of our reporting units is determined based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy.

Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. Indications of value derived for each reporting unit using the market approach are corroborated with the results of the discounted cash flow approach. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon results of step one in 2011 and 2010, the second step of the goodwill impairment test was not necessary.

We acquired Value Plastics on August 26, 2011, subsequent to the measurement date for impairment testing. Determination of the preliminary fair value associated with this acquisition was completed with the assistance of an independent valuation specialist on October 5, 2011. Since the date of valuation, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of Value Plastics below its carrying value. For future valuation purposes, Value Plastics will be a component of EFD.

In 2009, the second step of the goodwill impairment test was performed and we recognized an impairment charge related to a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616. These amounts represented the accumulated impairment losses at October 31, 2011 and 2010.

On November 1, 2010 we completed the acquisition of Micromedics that resulted in $13,312 of goodwill. On June 30, 2011 we completed the acquisition of Verbruggen that resulted in $8,461 of goodwill. On August 26, 2011, we completed the acquisition of Value Plastics that resulted in $179,050 of goodwill.

Changes in the carrying amount of goodwill during 2011 by operating segment follow:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Total
Balance at October 31, 2010	$33,783	$313,543	$—	$347,326
Acquisitions/Adjustment	8,638	192,362	—	201,000
Currency effect	(459)	(41)	—	(500)
Balance at October 31, 2011	$41,962	$505,864	$—	$547,826

Information regarding intangible assets subject to amortization follows:

	October 31, 2011		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent/technology costs	**$ 43,235**	**$11,571**	**$ 31,664**
Customer relationships	**78,324**	**11,843**	**66,481**
Noncompete agreements	**5,042**	**3,727**	**1,315**
Trade name	**22,143**	**1,530**	**20,613**
Other	**1,437**	**811**	**626**
Total	**$150,181**	**$29,482**	**$120,699**

	October 31, 2010		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent/technology costs	$23,429	$ 9,084	$14,345
Customer relationships	30,630	8,273	22,357
Noncompete agreements	5,982	4,857	1,125
Trade name	1,684	479	1,205
Other	1,432	636	796
Total	$63,157	$23,329	$39,828

In 2010 and 2009, indefinite-lived intangible assets consisted of trademarks and trade names. These assets were not subject to amortization but needed to be tested for impairment annually or more often if indications of impairment existed. The impairment test consisted of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeded its fair value, an impairment charge was recognized in an amount equal to that excess. After an impairment charge was recognized, the adjusted carrying amount of the intangible asset became its new accounting basis. Subsequent reversal of a previously recognized impairment charge is prohibited.

The common valuation technique for determining the fair value of trademark and trade names is the "relief from royalty method" which is based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy. The theory is that these assets relieve the owner from having to pay a hypothetical royalty attributable to an exclusive license for selling products under the trademark or trade name. The value of the hypothetical exclusive license is based upon the present value of a stream of hypothetical royalty payments, using assumptions for revenue growth (the same as for goodwill testing), discount rates (slightly more risk premium than for goodwill testing), royalty rates (based on market data), and tax amortization benefits (based upon statutory guidance). No impairment charges were recorded in 2010. In 2009, this testing resulted in impairment charges totaling $8,282 as follows by reporting unit: Dage $5,365, Picodostec $157, YESTech $350, and TAH Industries $2,410. The charge for the TAH trade name was due to our branding program, under which TAH product lines are being integrated into and marketed as "Nordson EFD" over the next several years. Accordingly, the TAH trade name was converted to a finite-lived asset.

At October 31, 2010, $3,099 of trademark and trade name intangible assets were not subject to amortization. Effective November 1, 2010, the Dage trade name was converted from an indefinite lived asset to a finite lived asset with a remaining life of 20 years.

Amortization expense for 2011 and 2010 was $8,018 and $6,263, respectively.

Estimated amortization expense for each of the five succeeding years follows:

Year	Amounts
2012	$10,359
2013	$ 9,713
2014	$ 8,881
2015	$ 8,330
2016	$ 7,793

Note 18 — Fair value measurements

The inputs to the valuation techniques used to measure fair value are classified into the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the classification of our assets and liabilities measured at fair value on a recurring basis at October 31, 2011:

	Total	Level 1	Level 2	Level 3
Assets:				
Rabbi trust[(a)]	$13,678	$ —	$13,678	$—
Forward exchange contracts[(b)]	1,401	—	1,401	—
Total assets at fair value	$15,079	$ —	$15,079	$—
Liabilities:				
Deferred compensation plans[(c)]	$ 6,278	$6,278	$ —	$—
Forward exchange contracts[(b)]	1,025	—	1,025	—
Total liabilities at fair value	$ 7,303	$6,278	$ 1,025	$—

(a) We maintain a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The investment assets of the trust consist of life insurance policies for which we recognize income or expense based upon changes in cash surrender value.

(b) We enter into foreign currency forward contracts to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Foreign exchange contracts are valued using market exchange rates. These foreign exchange contracts are not designated as hedges.

(c) Senior management and other highly compensated employees may defer up to 100 percent of their salary and incentive compensation into various non-qualified deferred compensation plans. Deferrals can be allocated to various market performance measurement funds. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds.

Fair value disclosures related to impairments of long-lived assets are disclosed in Note 12, and fair value disclosures related to goodwill and indefinite-lived intangible assets are disclosed in Note 17.

Note 19 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
2011:				
Sales	**$270,962**	**$318,924**	**$312,255**	**$331,018**
Gross margin	**166,171**	**197,752**	**188,050**	**196,459**
Net income	**45,897**	**65,242**	**56,550**	**54,675**
Earnings per share:				
Basic	**0.67**	**0.96**	**0.83**	**0.82**
Diluted	**0.67**	**0.95**	**0.82**	**0.81**
2010:				
Sales	$220,589	$251,659	$279,121	$290,182
Gross margin	131,675	153,867	165,801	170,271
Net income	26,732	32,431	55,329	53,556
Earnings per share:				
Basic	0.40	0.48	0.81	0.79
Diluted	0.39	0.47	0.80	0.78

The sum of the per-share amounts for the four quarters of 2011 and 2010 do not equal the annual per-share amounts due to differences in the average number of shares outstanding during the respective periods.

During the first quarter of 2011, net income tax benefits of $1,242 were recorded as a result of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 that was passed by the U.S. Congress and signed by the President in December 2010. During the third quarter of 2011, a favorable adjustment to unrecognized tax benefits primarily related to settlements with tax authorities reduced income taxes by $2,027. The third quarter also included expense of $3,136 related to a fee paid to withdraw from a multiemployer employee pension fund in Japan.

During the first quarter of 2010, net income tax benefits of $3,500 were recorded as a result of the consolidation of certain operations and legal entities. During the second quarter of 2010, an additional tax charge of $5,255 was recorded resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. The charge was due to a reduction in the value of our deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies. During the third quarter of 2010, a tax benefit of $10,700 was recognized as a result of the write-off of the tax basis of the UV graphic arts business sold on June 30, 2010.

Note 20 — Contingencies

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2011, and 2010 our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $795 and $885, respectively. The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Note 21 — Subsequent events

On December 9, 2011 we entered into a $500,000 unsecured multicurrency credit facility with a group of banks. This facility has a five-year term and includes a $40,000 subfacility for swing-line loans. It may be increased from $500,000 to $750,000 under certain conditions. The new facility contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. It replaced our existing revolving loan agreement that was scheduled to expire in 2012. Balances outstanding under the prior facility were transferred to the new facility.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2011.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2011.

The independent registered public accounting firm, Ernst & Young LLP, has also audited the effectiveness of our internal control over financial reporting as of October 31, 2011. Their report is included herein.

/s/ MICHAEL F. HILTON	/s/ GREGORY A. THAXTON
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer
December 16, 2011	December 16, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nordson Corporation as of October 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2011 of Nordson Corporation and our report dated December 16, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 16, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation as of October 31, 2011 and 2010 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation at October 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordson Corporation's internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 16, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
December 16, 2011

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our management, with the participation of the principal executive officer (president and chief executive officer) and the principal financial officer (vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2011. Based on that evaluation, our management, including the principal executive and financial officers, has concluded that our disclosure controls and procedures were effective as of October 31, 2011 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.

Our executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

We have adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/governance. We intend to satisfy our disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2011," "Summary Compensation for Fiscal Year 2011," "Grants of Plan-Based Awards for Fiscal Year 2011," "Option Exercises and Stock Vested for Fiscal Year 2011," "Pension Benefits for Fiscal Year 2011," "Nonqualified Deferred Compensation for Fiscal Year 2011" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,851	$24.22	1,640
Equity compensation plans not approved by security holders	—	—	—
Total	1,851	$24.22	1,640

The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Fees Paid to Ernst and Young LLP" in our definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

The following are filed as part of this report:

(a) 1. Financial Statements
The following financial statements are included in Part II, Item 8:

Consolidated Statements of Income for each of the three years in the period ending October 31, 2011

Consolidated Balance Sheets as of October 31, 2011 and October 31, 2010

Consolidated Statements of Shareholders' Equity for each of the three years in the period ending October 31, 2011

Consolidated Statements of Cash Flows for each of the three years in the period ending October 31, 2011

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a) 2. Financial Statement Schedule
Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2011.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a) 3. Exhibits
The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 16, 2011

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ MICHAEL F. HILTON Michael F. Hilton Director, President and Chief Executive Officer (Principal Executive Officer)	December 16, 2011
/s/ GREGORY A. THAXTON Gregory A. Thaxton Senior Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 16, 2011
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Chairman of the Board	December 16, 2011
/s/ LEE C. BANKS Lee C. Banks Director	December 16, 2011
/s/ RANDOLPH W. CARSON Randolph W. Carson Director	December 16, 2011
/s/ DR. DAVID W. IGNAT Dr. David W. Ignat Director	December 16, 2011
/s/ MICHAEL J. MERRIMAN, JR. Michael J. Merriman, Jr. Director	December 16, 2011
/s/ MARY G. PUMA Mary G. Puma Director	December 16, 2011

Signatures — *Continued*

/s/ VICTOR L. RICHEY, JR. Victor L. Richey, Jr. Director	December 16, 2011
/s/ WILLIAM L. ROBINSON William L. Robinson Director	December 16, 2011

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
2009	$ 3,067	—	1,998	1,654	317	$ 3,728
2010	$ 3,728	6	607	901	(87)	$ 3,353
2011	**$ 3,353**	**22**	**977**	**1,047**	**6**	**$ 3,311**
Inventory Obsolescence and Other Reserves						
2009	$13,133	—	5,654	4,234	1,187	$15,740
2010	$15,740	187	4,233	3,061	(297)	$16,802
2011	**$16,802**	**8**	**3,982**	**4,850**	**108**	**$16,050**

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation
3-a-1	Certificate of Amendment to 1989 Amended Articles of Incorporation
3-b	1998 Amended Regulations (incorporated herein by reference to Exhibit 3-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	$400 million Credit Agreement dated July 13, 2007 between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated July 16, 2007)
4-b	$100 million Senior Note Purchase Agreement dated May 15, 2001 between Nordson Corporation and various insurance companies (incorporated herein by reference to Exhibit 4-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)
4-c	Note Purchase and Private Shelf Agreement dated February 22, 2008 between Nordson Corporation and Prudential Investment Management, Inc. (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)
4-d	Note Purchase and Private Shelf Agreement for $150 million between Nordson Corporation and New York Life Investment Management LLC dated as of June 30, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
4-e	$500 million Credit Agreement dated December 9, 2011 between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K dated December 12, 2011)
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-b-2	Nordson Corporation 2005 Deferred Compensation Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-a to Registrant's Form 8-K dated December 16, 2008)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2007)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan Agreement (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan*
10-d-3	Nordson Corporation 2005 Excess Defined Contribution Retirement Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-c to Registrant's Form 8-K dated December 16, 2008)*

Index to Exhibits — *Continued*

Exhibit Number	Description
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-e-3	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-b to Registrant's Form 8-K dated December 16, 2008)*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 Agreement (incorporated herein by reference to Exhibit 10-g to Registrant's Annual Report on Form 10-K for the year ended October 31, 2008)*
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated February 25, 2008)*
10-h	Nordson Corporation Assurance Trust Agreement (incorporated herein by reference to Exhibit 10-h to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-h-1	Form of Change in Control Retention Agreement between the Registrant and Executive Officers (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated December 16, 2008)*
10-i	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-i to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-j	Compensation Committee Rules of the Nordson Corporation Amended and Restated Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-j to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-l	Stock Purchase Agreement between John Greasley, Nordson Corporation and Dage Holdings Limited (incorporated herein by reference to Exhibit 99.3(b) to Registrant's Form 8-K dated December 19, 2006)
10-m	Employment Agreement between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.3 to Registrant's Form 8-K dated December 21, 2009)*
10-n	Employment Agreement (Change in Control Retention Agreement) between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.4 to Registrant's Form 8-K dated December 21, 2009)*
10-o	Supplemental Retirement Agreement between the Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 10-o to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-p	Stock Purchase Agreement by and among VP Acquisition Holdings, Inc., the Stockholders of VP Acquisition Holdings, Inc., the Optionholders of VP Acquisition Holdings, Inc., American Capital, Ltd., as Securityholder Representative, and Nordson Corporation dated as of July 15, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
101	The following financial information from Nordson Corporation's Annual Report on Form 10-K for the year ended October 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income for the years ended October 31, 2011, 2010 and 2009, (ii) the Consolidated Balance Sheets at October 31, 2011 and 2010, (iii) the Consolidated Statements of Changes in Shareholders' Equity for the years ended October 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended October 31, 2011, 2010 and 2009, and (iv) Notes to Consolidated Financial Statements.

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson Osterreich GmbH
Belgium	Nordson Benelux S.A./N.V.
Belgium	Constructiewerkhuizen G. Verbruggen NV(1)
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co., Ltd.
China	Dage Test Systems (Suzhou) Co. Ltd.(2)
China	Dage Trading (Suzhou) Co. Ltd.(2)
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.S.
France	Dosage 2000 S.A.R.L.(3)
Germany	Nordson Deutschland GmbH(4)
Germany	Nordson Engineering GmbH(5)
Germany	Dage Deutschland GmbH(6)
Germany	Picodostec GmbH(7)
Germany	Nordson Holdings S.a.r.l. & Co. KG(8)
Germany	Nordson EFD Deutschland GmbH(9)
Hong Kong	Nordson Application Equipment, Inc.
Hong Kong	Nordson Asia Pacific, Ltd.
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Japan	Dage Japan Co., Ltd.(2)
Luxembourg	Nordson European Holdings Luxembourg S.a.r.l.
Luxembourg	Nordson S.a.r.l.(1)
Luxembourg	Nordson Luxembourg S.a.r.l.(10)
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Russia Limited Liability Company
Singapore	Nordson S.E. Asia (Pte.) Ltd.
Singapore	Dage (SEASIA) Pte. Ltd.(2)
South Africa	Nordson SA(11)

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
South Korea	Nordson Korea
Spain	Nordson Iberica, S.A.
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.[12]
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Dage Holdings Limited
United Kingdom	Dage Precision Industries Ltd.[6]
DOMESTIC:	
California	Asymptotic Technologies, Inc. dba: Nordson Asymtek
California	March Plasma Systems, Inc. dba: Nordson March
California	Dage Precision Industries, Inc.[13] dba: Nordson Dage
California	YESTech, Inc. dba: Nordson YESTech
Colorado	Value Plastics, Inc.[14]
Delaware	VP Acquisition Holding, Inc.[15]
Ohio	Nordson U.S. Trading Company
Rhode Island	Nordson EFD LLC.
Rhode Island	EFD, International, Inc.
Minnesota	Micromedics, Inc[15]
Ohio	Nordson England L.L.C.
Ohio	Nordson Medical Corporation

Ownership Legend

(1) Owned by Nordson Luxembourg S.a.r.l.

(2) Owned by Dage Precision Industries Ltd.; fka Dage Arctek

(3) Owned by Nordson Corporation and Nordson EFD L.L.C.

(4) Owned by Nordson Engineering GmbH and Nordson Holdings S.a.r.l. & Company KG

(5) Owned by Nordson Holdings S.a.r.l. & Company KG

(6) Owned by Nordson England L.L.C.

(7) Owned by Nordson Deutschland GmbH

(8) Owned by Nordson S.a.r.l. and Nordson Luxembourg S.a.r.l.

(9) Owned by Nordson Deutschland GmbH; previously known as G L T Gesellschaft für Lottechnik mbH; name change effective April 2011

(10) Owned by Nordson European Holdings Luxembourg S.ar.l.

(11) Previously known as MLT Systems Holdings (Pty.) Limited; name changed effective June 2011

(12) Owned by Nordson Benelux S.A./N.V.

(13) Owned by Dage Precision Industries Ltd.

(14) Owned by VP Acquisition Holding, Inc.

(15) Owned by Nordson Medical Corporation

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-167406) pertaining to the Nordson Employees' Savings Trust Plan and Nordson Hourly-Rated Employees' Savings Trust Plan;
2. Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan;
3. Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan;
4. Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan; and
5. Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan

of our reports dated December 16, 2011, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in this Annual Report (Form 10-K) of Nordson Corporation for the year ended October 31, 2011.

Ernst + Young LLP

Cleveland, Ohio
December 16, 2011

EXHIBIT 31.1
CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael F. Hilton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2011

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2011

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Hilton, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

December 16, 2011

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

December 16, 2011

This report was bound using Nordson adhesive dispensing equipment.

PRECISION

TECHNOLOGY

SOLUTIONS

Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145-4551 USA

+1.440.892.1580
www.nordson.com
Nasdaq: NDSN

Twitter: @Nordson_Corp
Facebook.com/Nordson

Nordson

Nordson Overview

ADHESIVE DISPENSING SYSTEMS — 49% OF FY11 SALES



	Nonwoven Systems	Packaging Systems	Product Assembly	Coating & Extruding
PRODUCT LINES	Automated equipment for applying adhesives, lotions and liquids to disposable products.	Automated adhesive dispensing equipment used in the food and beverage and packaged goods industries.	Automated adhesive and sealant dispensing equipment for bonding or sealing plastic, metal and wood products, and for the paper and paperboard converting industries.	Laminating and coating systems and high precison extrusion dies used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible packaging industries.
KEY APPLICATIONS AND MARKETS	• Adult incontinence products • Baby diapers and child training pants • Medical products, surgical drapes and gowns • Feminine hygiene products • Tissues and towels	• Beverage straw and spout attachment • Convenience food packaging • Corrugated box sealing • Case and sift-proof sealing • Container and bottle labeling • Pallet stabilization • Tamper evident closure	• Appliances • Building and construction • Electronics • Furniture • Solar energy • Vehicle components • Windows and doors • Bags, sacks, envelopes, folding cartons • Bookbinding	• Carpet • Labels • Tapes • Textiles • Flexible packaging: bags, wraps and pouches
GROWTH DRIVERS	• Baby diaper/feminine hygiene product penetration at early stages in emerging markets. • Technology upgrades to deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Increased consumption of packaged foods and convenience items in emerging markets. • Technology upgrades that deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Replacement of mechanical fasters with adhesives. • Growth in structural PUR reactive hot melts for stronger bonds and greater efficiency. • Building and construction.	• Rapid growth of flexible packaging. • Increased consumption of packaged foods and convenience items in emerging markets.
NORDSON COMPETITIVE ADVANTAGES	• Product reliability delivers customer uptime. • Dispense speed increases customer productivity. • Dispense accuracy reduces customer adhesive costs. • Close and long-term relationships with OEMs and end users.	• Product reliability delivers customer uptime. • Dispense speed increases customer productivity. • Dispense accuracy reduces customer adhesive costs. • Close and long-term relationships with OEMs and end users.	• Product reliability delivers customer uptime. • Dispense speed increases customer productivity. • Dispense accuracy reduces customer adhesive costs.	• Leverage rigid packaging leadership to flexible packaging. • Precison extrusion die technology. • Systems capability.

ADVANCED TECHNOLOGY SYSTEMS — 36% OF FY11 SALES



	Nordson ASYMTEK	Nordson EFD	Nordson MARCH	Nordson DAGE	Nordson YESTECH	Nordson MICROMEDICS	Value Plastics
PRODUCT LINES	Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids.	Precision manual and automated dispensers and disposable components for applying controlled amounts of adhesives, sealants, lubricants and other assembly fluids.	Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries.	Bond testing and x-ray inspection systems for yield enhancement in electronic assembly industries.	Automated optical inspection and x-ray inspection systems for yield enhancement in electronic assembly industries.	Single and dual syringe applicators with interchange-able tips for the precise application of biomaterials in surgical procedures.	Precision engineered, plastic molded, single-use fluid connection components used in critical flow control applications.
KEY APPLICATIONS AND MARKETS	• Mobile phones, tablets, flat panel displays, LEDs and electronic components • Medical devices • PCs, netbooks and notebooks • Printed circuit boards and semiconductor packaging • Energy	• Consumer goods • Electronics • Industrial assembly • Life sciences • Photo-voltaics and solar energy • Transportation	• Electronics • Hard disk drives • Printed circuit boards • Semiconductors • Medical instruments • Wafer level packaging	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs • Research	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs	• Wound healing • Bleeding control • Bone grafts • Aesthetic devices • Related medical procedures	• Anesthesia • Cardiovascular surgery • Ophthalmic surgery • Blood management • Industrial pneumatic control systems • Water treatment • Analytical instrumentation
GROWTH DRIVERS	• Proliferation of mobile devices. • Smaller devices with complex chip architectures. • Conversion of wire bonded chips to flip chips. • Expansion of electronics in consumer and industrial devices. • MEMS devices. • LED emergence into general lighting.	• Expansion of electronics in consumer and industrial devices. • Replacement of mechanical fasters with adhesives and assembly fluids. • Growth and sophistication of medical devices driven by new procedures. • Expansion of solar energy. • LED emergence into general lighting.	• Expansion of electronics in consumer and industrial devices. • Growth and sophistication of medical devices driven by new procedures. • Expansion of solar energy. • LED emergence into general lighting.	• Complex chip architectures where x-ray inspection is only solution. • Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity. • LED emergence into general lighting.	• Complex chip architectures where x-ray inspection is only solution. • Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity. • LED emergence into general lighting.	• Introduction of new biomaterials. • New surgical procedures and treatments. • Aging populations. • Trend to disposable products to improve sanitary conditions. • Pace of product innovation in medical space. • Improving health care in emerging markets.	• Aging populations. • Trend to disposable products to improve sanitary conditions. • Pace of product innovation in medical space. • Improving health care in emerging markets. • New surgical procedures and treatments. • Penetration of industrial applications.
NORDSON COMPETITIVE ADVANTAGES	• Jetting and film coating technology for fastest, most efficient and accurate dispense. • Software functionality and integration of closed loop process controls. • Product reliability delivers customer uptime and productivity.	• Precision plastic injection molding expertise. • Jetting and zero-draft dispense technology. • Accuracy and repeatability of dispense. • Application expertise. • Product reliability delivers customer uptime and productivity.	• Technology expertise. • Understanding of related upstream and downstream manufacturing processes. • Product reliability delivers customer uptime and productivity.	• Accuracy and repeatability of data. • High resolution x-ray inspection. • In-house manufacturing of x-ray tubes. • Bond test equipment recognized as industry standard. • Simple human-machine interface.	• High speed optical inspection with exceptional defect coverage. • Easy to use software. • Extremely cost effective solution.	• Patent-protected functionality. • Strong R&D capabilities. • Significant regulatory approvals and experience. • World-class facility with clean room capabilities. • Equipment OEM and physician relationships.	• Precision plastic injection molding expertise. • Product differentiation with significant patents. • Deep relationships with medical OEMs.

INDUSTRIAL COATING SYSTEMS — 15% OF FY11 SALES



	Powder Coating Systems	Container Coating Systems	Liquid Finishing Systems	Automotive Systems	UV Curing Systems
PRODUCT LINES	Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products.	Automated and manual dispensing and curing systems used to treat and cure food and beverage containers.	Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products.	Adhesive and sealant dispensing systems used in the automotive, heavy truck and recreational vehicle manufacturing industries.	Ultraviolet equipment used in curing and drying operations for coatings, paints and other materials.
KEY APPLICATIONS AND MARKETS	• Agriculture, construction, lawn and garden equipment • Appliances • Home and office furniture, wood and metal shelving • Pipe coating • Vehicle components	• Can marking and identification • Can neck lubrication • Compound can end lining • Inside container coating • Metal tubes • Rim varnish • Score repair	• Automotive components and wheels • Construction • Decorative hardware • General metal finishing • Glass bottle coating • Metal drums • Wood doors, cabinets and molding	• Body sealing • Glass bonding • Hem flange bonding • Power train components gasketing	• Electronics • Plastic containers • Semiconductor equipment • Wood and medium density fiberboard
GROWTH DRIVERS	• Environmental advantages of powder coatings. • Productivity investments and lean manufacturing. • Consumer demand for customized products. • Growing oil and gas production. • Growth of agriculture related equipment.	• Can innovations. • Technology innovations. • Emerging applications in glass, plastic and aerosol containers. • Productivity investments and lean manufacturing.	• Building and construction. • Consumer demand for customized products. • Productivity investments and lean manufacturing.	• Productivity investments and lean manufacturing.	• Expansion of electronics in consumer and industrial devices and innovations in semiconductors. • Opportunities in plastic decorating and related applications.
NORDSON COMPETITIVE ADVANTAGES	• System integration capabilities. • Quick color change technology. • High density-low velocity dispensing technology. • Deep long-term customer relationships.	• Systems capability. • High speed precision dispense and nozzle technology. • Deep long-term customer relationships.	• Airless spray technology. • Expertise in niche applications. • Precision nozzle technology.	• Systems capability. • Expertise in niche applications. • Deep long-term customer relationships.	• Digital control technology. • Reflector technology. • Deep long-term customer relationships.

INNOVATION | NEW APPLICATIONS | TIERED PRODUCT OFFERING | EMERGING MARKETS | ACQUISITIONS

DIFFERENTIATED TECHNOLOGY | APPLICATION EXPERTISE | DIRECT SALES AND SERVICE WORLDWIDE | READILY AVAILABLE SPARE PARTS | GLOBAL FOOTPRINT

Executive Officers



DOUGLAS C. BLOOMFIELD
Vice President,
Industrial Coating Systems

GREGORY P. MERK
Vice President,
Pacific South Division

PETER G. LAMBERT
Senior Vice President,
Adhesive Dispensing Systems

JOHN J. KEANE
Senior Vice President,
Advanced Technology Systems

SHELLY M. PEET
Vice President,
Human Resources

MICHAEL F. HILTON
President
and Chief Executive Officer

GREGORY A. THAXTON
Senior Vice President,
Chief Financial Officer

ROBERT E. VEILLETTE
Vice President,
General Counsel and Secretary

As Nordson's annual report was going to press, JAMES E. DEVRIES was elected as Corporate Vice President, Global Continuous Improvement.

Board of Directors



Chairman
JOSEPH P. KEITHLEY
Former Chairman, President
and Chief Executive Officer,
Keithley Instruments, Inc.

LEE C. BANKS
Vice President and
Operating Officer,
Parker Hannifin Corporation

RANDOLPH W. CARSON
Retired Executive Officer,
Eaton Corporation

MICHAEL F. HILTON
President and
Chief Executive Officer,
Nordson Corporation

Nordson gratefully acknowledges the many years of distinguished service by the following board members who announced their retirement this year: ***David W. Ignat*** *(top left),* ***William P. Madar*** *(top right) and* ***Benedict P. Rosen*** *(bottom left).*

MICHAEL J. MERRIMAN, JR.
Operating Advisor,
Resilience Capital
Partners LLC

MARY G. PUMA
Chairman and Chief
Executive Officer,
Axcelis Technologies, Inc.

VICTOR L. RICHEY, JR.
Chairman, President and
Chief Executive Officer,
ESCO Technologies, Inc.

WILLIAM L. ROBINSON
Distinguished Professor
of Law, University of the
District of Columbia's David A.
Clarke School of Law

Media and Investor Relations Contact James R. Jaye | Director, Communications and Investor Relations | +1.440.414.5639 | jim.jaye@nordson.com